                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form SB-1
                               (Amendment No. 4)

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                           THE IMAGING CENTER, INC.
                (Name of small business issuer in its charter)

        Maryland                         8011                    52-2167391
-----------------------------  ----------------------------  -------------------
  (State or jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)


                              715 Williams Street
                                P. O. Box 1705
                           Cumberland, MD 21501-1705
                            Telephone: 301-759-3410
                           Telecopier: 301 759-3043
         (Address and telephone number of principal executive offices)


                              715 Williams Street
                           Cumberland, MD 21501-1705


                 Please send copies of any communications to:
                            Gregory M. Burgee, Esq.
                           Miles & Stockbridge P.C.
                               Attorneys at Law
                            30 West Patrick Street
                        Frederick, Maryland 21701-6903


(Address of principal place of business or intended principal place of business)

                         F. Daniel Jackson, M.D., P.A.
                              715 Williams Street
                           Cumberland, MD 21501-1705
                                 301-759-3410
           (Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------
Title of each class of    Dollar Amount to       Proposed maximum     Proposed maximum         Amount of
securities to be          be registered          offering price       aggregate offering       registration fee
registered                                       per unit             price
---------------------------------------------------------------------------------------------------------------
Common Stock,             $2,000,000               $2.00               $2,000,000 (1)            $556.00
Class B Non-Voting
---------------------------------------------------------------------------------------------------------------

(1) Before deducting offering expenses estimated to be $178,340 in the aggregate, comprised of the following: Securities and Exchange Commission fees($556), State Divisions of Securities fees ($2,285), printing fees ($15,000), legal and accounting fees ($160,000), and escrow agent fees($500). If all of the Shares being offered are not sold, the proceeds to the Company will be reduced accordingly.

       _________________________________________________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Part I. Narrative Information Required in Prospectus.

Disclosure alternative used (check one): Alternative 1 ____ ; Alternative 2
  X
-----

All of the information required by Items 1 through 6 is included in the attached Prospectus.

Part F/S--Financial Information Required in Prospectus.

Included in the attached Prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ The information in this prospectus is not complete and may be changed. We may+ + not sell these securities until the registration statement filed with the + + Securities and Exchange Commission is effective. This prospectus is not an + + offer to sell these securities and it is not soliciting an offer to buy these+
+ securities in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                           The Imaging Center, Inc.
                              715 Williams Street
                        Cumberland, Maryland 21501-1705
                            Telephone: 301-759-3410


                          Maximum of 1,000,000 Shares

                        Class B Non-Voting Common Stock

                                $2.00 per share

Information about this offering:

We are selling the shares through our officers as a direct participation offering.

There is no public market for the shares.

The shares may be purchased in minimum lots of 100 and maximum lots of 1,000 shares.

This offering will commence upon the date of this prospectus and will continue until ___________ 31, 2001. We may terminate this offering earlier.

This offering is contingent upon sale of at least 200,000 shares.

Until we sell the minimum number of shares, all funds tendered by prospective investors will be deposited and held in a non-interest bearing escrow account. If we terminate this offering without selling the minimum number of shares, investor funds tendered will be returned without accrued interest or the deduction of other fees.


-------------------------------------------------------------------------------------------------------------------
                                               Pricing Information
-------------------------------------------------------------------------------------------------------------------
                                                                                              Proceeds to Us
                                        Number of         Underwriting      Price to     (before deducting costs
                                       Shares Sold         Discounts         Public           and expenses)
-------------------------------------------------------------------------------------------------------------------
Per Share.....................                  1             $0.00          $2.00                $     2.00
-------------------------------------------------------------------------------------------------------------------
Minimum Offering..............            200,000             $0.00          $2.00                $  400,000
-------------------------------------------------------------------------------------------------------------------
Maximum Offering..............          1,000,000             $0.00          $2.00                $2,000,000
-------------------------------------------------------------------------------------------------------------------

               _________________________________________________

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               _________________________________________________

                           ______________, 2001

                               Table of Contents

SUMMARY........................................................................................................................   1

 Who We Are....................................................................................................................   1
 Description of Shares We Are Offering.........................................................................................   1
 How We Expect to Use the Proceeds of this Offering............................................................................   1

RISK FACTORS...................................................................................................................   1

 Our Success Depends Upon Referrals from Dr. Jackson's  Practice Group and Other Referral Sources..............................   1
 Our Ability to Generate Revenues Depends Upon Our Ability to Obtain and Retain Contracts with HMOs and
 Other Healthcare Providers....................................................................................................   2
 Our Business is Heavily Regulated and This Regulation  Could Affect Our Ability to Implement Our Business
 Strategy and Our Profitability................................................................................................   2
 Upon Completion of This Offering, Our Ratio of Debt to Stockholder's Equity Will Be Significant...............................   2
 Professional Liability Is an Inherent Risk of Our Business;  Our Ability to Obtain Liability Insurance at Reasonable
 Cost Affects Our Ability to Manage This Risk..................................................................................   3
 Dr. Jackson Owns or Controls All Voting Shares and Thereby Controls the Election of Directors and All
 Decisions Regarding Our Operations and Facilities.............................................................................   3
 There Is No Prior Market for the Shares.......................................................................................   3
 The Price of the Offered Shares Bears No Relationship to Generally Accepted Valuation Criteria................................   3
 The Number of Shares We Are Offering and Future Price and Trading Levels May Make Resale of the Shares More
 Difficult.....................................................................................................................   3

DILUTION.......................................................................................................................   4

PLAN OF DISTRIBUTION...........................................................................................................   5

USE OF PROCEEDS OF OFFERING....................................................................................................   6

 Sources and Uses of Proceeds of Offering.......................................................................................  6
 Costs and Expenses of Offering.................................................................................................  6

THE IMAGING CENTER, INC........................................................................................................   7

 General.......................................................................................................................   7
 Capitalization................................................................................................................   7
 Financial Statements..........................................................................................................   8
 Limitations on Liability of Officers and Directors............................................................................   8
 Investor Suitability..........................................................................................................   9
 Dividend Policy...............................................................................................................   9

BUSINESS.......................................................................................................................   9

 General.......................................................................................................................   9
 Market Area - Cumberland, Maryland, and Vicinity..............................................................................  10
 Competition...................................................................................................................  10
 Marketing.....................................................................................................................  11
 Operating History; Predecessor Entities.......................................................................................  11
 Contracts and Relationships with Insurance Companies, HMO's and Other Payors..................................................  13
   Third Party Payors..........................................................................................................  13
   Risks Associated With Managed Care Contracts and Capitated Fee Arrangements.................................................  14
 Current Debt; Future Capital Requirements.....................................................................................  15
 Business Strategy.............................................................................................................  15
 Possible Future Expansion of Facilities.......................................................................................  15
 Information Management; Year 2000 Compliance..................................................................................  15
 Corporate Liability and Insurance.............................................................................................  15
 Industry Background...........................................................................................................  16
 Radiology.....................................................................................................................  16
   Radiology...................................................................................................................  16
   Trends In Radiology.........................................................................................................  17
 Government Regulation and Supervision.........................................................................................  18
 Licensing and Certification Laws..............................................................................................  19
 Fee-Splitting; Corporate Practice of Medicine; Payments for Referrals.........................................................  19
 Physician Payment Systems.....................................................................................................  19
 Medicare and Medicaid Fraud and Abuse.........................................................................................  20
 Health Care Reform Initiatives................................................................................................  21
 Compliance Program............................................................................................................  21
 Insurance Laws and Regulations Applicable to Risk-Sharing Arrangements........................................................  22
 Quality Assurance Programs....................................................................................................  22

FACILITIES AND EMPLOYEES.......................................................................................................  22

OUR MANAGEMENT.................................................................................................................  26

 Directors, Executive Officers and Senior Management...........................................................................  26
 Retirement Plan...............................................................................................................  27

EXECUTIVE COMPENSATION.........................................................................................................  27

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS.........................................................................  27

EXISTING AND POTENTIAL CONFLICT OF INTERESTS...................................................................................  27

DESCRIPTION OF COMMON STOCK....................................................................................................  30

LEGAL PROCEEDINGS..............................................................................................................  32

REPORTS TO INVESTORS...........................................................................................................  32

LEGAL MATTERS..................................................................................................................  32

EXPERTS........................................................................................................................  32

AVAILABLE INFORMATION ABOUT THE COMPANY........................................................................................  32

Appendices
     A - Pro Forma Financial Statements of the Company
     B - Audited Financial Statements for the Six Months Ended December 31, 1999 C - Interim Financial Statements for Nine Months Ended September 30, 2000
     D - Articles of Incorporation

                                    SUMMARY

Who We Are

  The Imaging Center, Inc. is a Maryland corporation formed in May 1999 to provide radiology and imaging services primarily to a practice group of physicians specializing in radiology located in Cumberland, Maryland, which is controlled by F. Daniel Jackson, M.D., our President and controlling shareholder. Our income will come from fees paid by patients, their insurance companies or medical service providers for services provided by Dr. Jackson's practice group and us. We started operating on July 1, 1999. However, our facilities and services are substantially identical to the facilities used and services provided in connection with Dr. Jackson's practice group under the trade name "The Imaging Center."

Description of Shares We Are Offering


  We are offering up to 1,000,000 shares of our Class B Non-Voting common stock to the public. These shares equal 10% of all authorized Class B Non-Voting shares. Dr. Jackson, our President and controlling shareholder, owns or controls 90% of the Class B shares. Following the offering, purchasers of shares not affiliated with us are expected to own 10% of the shares and Dr. Jackson is expected to own or control 90% of the shares. Dr. Jackson owns all of the shares of our Class A Voting common stock which have been issued. Dr. Jackson has indicated that he will register some or all of this Class B Non-Voting Shares following this offering in order to offer and sell those shares in a public offering.

How We Expect to Use the Proceeds of this Offering


  All proceeds of this offering will be used to pay for new equipment and the expansion of our facilities.

================================================================================
           Special Note to Physicians Contemplating Purchasing Shares

  Maryland laws prohibit payments for patient referrals and referrals by a physician to a provider of health care owned by the physician or a provider which pays compensation to the physician. Physicians who refer patients to Dr. Jackson's practice group or to us should obtain legal advice regarding these prohibitions before purchasing our shares.
================================================================================


                                  RISK FACTORS

  You should consider carefully the factors described below in determining whether to buy the shares, in addition to the other information contained in this prospectus.

  This investment involves a high degree of risk. You should not buy the shares if you may need to sell your shares in the future. You should purchase shares only if you can afford to lose your entire investment.

Our Success Depends Upon Referrals from Dr. Jackson's Practice Group and Other Referral Sources

  We have a limited operating history and our financial success will depend on income we receive for the use of our facilities and services that we will provide. Our success will depend in large part on continued usage of our services and facilities by Dr. Jackson's practice group and referrals to Dr. Jackson's practice group from other physicians, practice groups or healthcare providers within the Cumberland, Maryland, area. Based upon previous substantially identical operations of companies controlled by Dr. Jackson, his practice group is expected to generate approximately 99% of our revenues.

If other physicians, physician practice groups or healthcare providers discontinue referring patients to Dr. Jackson's practice group, our ability to make a profit would be adversely affected.

  The death, retirement or disability of Dr. Jackson could adversely affect referrals from his practice group and have an adverse impact upon our revenues and operations. We do not maintain key man life or disability insurance with respect to Dr. Jackson.

  Our Ability to Generate Revenues Depends Upon Our Ability to Obtain and Retain Contracts with HMOs and Other Healthcare Providers

  Our success depends upon the ability of Dr. Jackson's practice group to obtain and retain contracts with third-party payors, such as HMOs, insurance companies, Medicare and other healthcare providers. While we and Dr. Jackson's practice group intend to seek managed care contracts in competition with other physicians or practice groups providing similar services, we cannot assure investors that either of us will obtain or retain these contracts.

  Obtaining and retaining these contracts is important to our success because, in an effort to control costs, non-governmental health care payors such as insurance companies have implemented cost containment programs which may limit the ability of physicians to refer patients to our facilities. For example, persons enrolled in prepaid health care plans, such as health maintenance organizations, also known as HMOs, often are not free to choose where they obtain medical care or services. Medical care or services may be provided directly by the health plan or only through physicians or practice groups under contract with the provider. Similarly, some insurance companies and self-insured employers also require the use of specific physicians or practice groups by those they insure. These "closed panel" systems are now common in the managed healthcare environment. HMOs and other healthcare providers or insurers may also create economic disincentives for referrals to physicians or practice groups outside of the plan's designated panel of providers. The failure of Dr. Jackson's practice group to obtain or retain these contracts may reduce the amount of services we provide and our revenues could be reduced accordingly.

Our Business is Heavily Regulated and This Regulation Could Affect Our Ability to Implement Our Business Strategy and Our Profitability

  Our operations and services are heavily regulated on the federal and state level and this regulation may limit our ability to maintain or expand our operations or services or to implement our business strategy successfully. In particular, these regulations may limit our ability to

    . adapt our operating or business structure to comply with legal requirements which presently or may in the future affect relationships with physicians, including prohibitions on fee splitting and referrals to facilities in which physicians have a financial interest

    . obtain regulatory approvals necessary for acquisition of additional facilities and equipment or provision of additional services

    .     comply with applicable licensing requirements

    .     expand our facilities

Upon Completion of This Offering, Our Ratio of Debt to Stockholder's Equity Will Be Significant

  Upon completing this offering, our debt will be significant in relation to stockholders' equity. Such debt will account for approximately 59.7% of our total capitalization as of September 30, 2000.

Professional Liability Is an Inherent Risk of Our Business; Our Ability to Obtain Liability Insurance at Reasonable Cost Affects Our Ability to Manage This Risk

  Professional malpractice and other similar claims are an inherent risk of providing medical services. While we intend to structure our relationships with referring physicians in a manner that will not constitute the practice of medicine, we cannot assure you that no claims, suits or complaints of medical malpractice relating to services or products provided by Dr. Jackson's practice group or other referring physicians will made against us. Because we operate and manage the Imaging Center, professional liability claims or claims based upon improper usage or calibration of equipment used in our business may be made against us. No malpractice or other claims have been made against us.

  Various factors affect the availability and cost of professional liability insurance. Many of these factors are beyond our control. We cannot assure you that adequate liability insurance will be available in the future at acceptable cost. Increased insurance premiums may lead us to self-insure or use a higher deductible. Such higher insurance costs or claims not covered by insurance could affect our profitability.

Dr. Jackson Owns or Controls All Voting Shares and Thereby Controls the Election of Directors and All Decisions Regarding Our Operations and Facilities

  Dr. Jackson, our President and one of our directors, will own all of our shares of Class A Voting common stock. As such, he controls the election of our directors, and all decisions regarding our operations, facilities and future development will be made solely by Dr. Jackson.

There Is No Prior Market for the Shares

  Presently no public trading market for the shares exists. We cannot assure you there will be an active trading market for the shares after this offering. The relatively small number of shares available to the public may limit the market in which the shares are traded and your ability to sell your shares to other investors.


The Price of the Offered Shares Bears No Relationship to Generally Accepted Valuation Criteria

  We determined the initial public offering price of the offered shares arbitrarily. This price bears no relationship to our assets, earnings, book value, net tangible value or other generally accepted criteria for valuation of investments. For this and other reasons, the market price for our shares may decline below the initial price after this offering is completed.

The Number of Shares We Are Offering and Future Price and Trading Levels May Make Resale of the Shares More Difficult

  The small number of shares being offered to the public may limit the market in which our shares are traded and your ability to sell your shares to other investors. We may not be able to achieve our intention of eventually listing the shares on a national or regional securities exchange or in some other market which will provide easily accessible pricing information if our stock fails to trade at certain volume levels and prices, depending upon the exchange or market. As a result, it may be difficult for you to sell your shares to other investors.


  This prospectus contains forward-looking statements that include risks and uncertainties. These statements describe our future business plans, use of proceeds of this offering, projected capital expenditures, liquidity, possible third-party payor arrangements, arrangements between us and referring physicians, possible effects of changes in government regulation and managed care and availability of insurance. These statements may be found under the following headings: "Summary," "The Company," "Use of Proceeds of Offering," "Business," "Industry Background," "Risk Factors" and "Risk Factors Related to Government Regulation" and elsewhere in this prospectus. Actual events or results may differ materially from those discussed in these forward-looking statements. Any differences may be caused by the risk factors and other factors described in this prospectus. The "safe harbor" for forward-looking statements provided by the Litigation Reform Act does not apply to initial public offerings.

  No person is authorized to give any information or to make any representation not contained in this prospectus. You should rely only upon the information contained in this prospectus. You should not assume that we have authorized any other information or representation not contained in this prospectus.

  This prospectus is not an offer to sell or a solicitation of an offer to buy any security other than the shares of Class B Non-Voting common stock. It is not an offer to sell or a solicitation of an offer to buy any of the shares in any jurisdiction where such offer or solicitation is unlawful.

  The information contained in this prospectus may change after its date.

                                    DILUTION

  As of September 30, 2000, and before the offering of the shares of Class B Non-Voting common stock under this prospectus, our stock had a net tangible book value of $535,541 or $.06 per share of the 100 authorized and issued shares of Class A Voting common stock and the 8,999,000 authorized and issued shares of Class B Non-Voting common stock. For purposes of this discussion, "net tangible book value" means total assets, excluding copyrights, patents, goodwill, research and development costs and similar intangible items, minus total liabilities and is based upon our historical balance sheet as of September 30, 2000, contained in Appendix C. After giving effect to the sale of the shares offered by this prospectus and the application of the proceeds from such sale, the net tangible book value per share of all authorized and issued shares of Class A Voting and Class B Non-Voting common stock as of September 30, 2000, would have been $.254, representing an immediate increase of $.194 per share to stockholders and an immediate dilution of $1.746 per share to persons purchasing the shares offered by this prospectus at the offering price.

 The following table illustrates the per share dilution:

----------------------------------------------------------------------------------------------------------------------------
Offering price per share                                                                                        $  2.00
  Net tangible book value per share before offering                                             $.060
  Increase per share attributable to payments by New Investors*                                 $.194
Pro forma net tangible book value per share after offering                                                      $ .2540
Dilution to Investors                                                                                           $1.7460
* Before payment of fees and expenses of offering.
----------------------------------------------------------------------------------------------------------------------------

  The following table sets forth as of September 30, 2000, the number of shares of Class A Voting and Class B Non-Voting common stock purchased from us, the total consideration we received and the average price per share paid by existing shareholders and by the new investors purchasing shares offered by this prospectus.

----------------------------------------------------------------------------------------------------------------------------
                                                        Shares Purchased    Total Consideration       Average Price
-------------------------------------------------------------------------------------------------        Per Share
                                                         Number    Percent     Amount    Percent
-----------------------------------------------------------------------------------------------------------------------------
Existing Shareholders - Class A Shares                        100      100%  $        2    100.0%           $0.02
-----------------------------------------------------------------------------------------------------------------------------
Existing Shareholders - Class B Shares                  8,999,000       90%     179,980     8.26%           $0.02
-----------------------------------------------------------------------------------------------------------------------------
New Investors - Class B Shares                          1,000,000       10%   2,000,000    91.74            $2.00
-----------------------------------------------------------------------------------------------------------------------------
  Total - Class B Shares                                9,999,000      100%  $2,179,980   100.00%
-----------------------------------------------------------------------------------------------------------------------------

  After completion of this offering, we will have 900 unissued shares of Class A Voting common stock and no unissued shares of Class B Non-Voting common stock available for future issue and sale, assuming that all of the offered shares are purchased. While we presently have no plans to issue additional shares of common stock, we may in the future offer additional shares in either private placements or public offerings for cash, property or other consideration or as a dividend or in the form of a stock split. Any such offer of additional shares of Class B Non-Voting common stock would require an amendment to our Articles of Incorporation. The offer and sale of additional shares of our common stock may result in a dilution of the public offering price of the shares offered under this prospectus or a decrease in the net tangible book value of shares, depending upon the offering price or consideration received for such shares. Dr. Jackson, who is expected to own 90% of the outstanding shares of Class B Non-Voting common stock, has indicated that he will register with the SEC some or all of those shares following this offering in order to offer and sell those shares in a public offering.

                             PLAN OF DISTRIBUTION

  We are selling the shares as a direct participation offering by our President or other officers, who will receive no commission or other compensation for these sales. Since there is no underwriting agreement with any licensed broker dealer, the success of the offering will depend upon the efforts of our President and officers who may be engaged in selling the shares.

  Our shares are being registered with the SEC and the securities commissioners of the states of Maryland, West Virginia and Pennsylvania. Our shares will be offered only to residents of those states. We may also sell to residents of other states, but these sales must comply the legal requirements of those states where the potential purchasers reside.

  We may solicit interested investors through meetings with potential investors, personal contact, notices, circulars, advertisements and letters which comply with applicable law. All potential investors must receive a copy of this prospectus and a copy of the Subscription Agreement. Investors wishing to purchase shares must submit a completed Subscription Agreement to us at our offices. Copies of this prospectus and the Subscription Agreement are available at our offices at 715 Williams Street, Cumberland, Maryland 21501-1705, telephone: 301-759-3410.

  The shares will be offered in minimum lots of 100 shares, subject to a maximum of 1,000 shares for each investor in order to maximize the number of shareholders and satisfy requirements for listing upon a securities exchange or other listing service. We may, however, waive the maximum limit.

  The offering will commence upon the date of this prospectus and will continue until _____________ 31, 2001, unless we terminate it sooner. This offering is contingent upon acceptance of subscriptions for at least 200,000 shares by this date. Until at least that many shares have been subscribed, all funds tendered by prospective investors will be deposited and held in a non-interest bearing escrow account with Farmers & Merchants Bank and Trust, Cumberland,
Maryland.

  If subscriptions to purchase at least 200,000 shares have not been accepted by ___________ 31, 2001, we will terminate the offering and all funds tendered by prospective investors will be promptly returned without accrued interest or the deduction of other fees and all subscriptions received will be cancelled. If at least 200,000 shares are sold by or before that date, we may accept the subscriptions then received by us, release the purchase price of those shares from escrow and issue the subscribed shares. At our option, we may continue to attempt to sell the remaining unsold shares by _______________ 31, 2001.

  Our directors and principal officers (other than our President) expect to acquire a total of 5,000 shares in this offering. These shares will count towards achieving the minimum offering amount of shares.

  We reserve the right to withdraw or amend this offering before we accept any subscriptions. We also reserve the right to reject any subscription in whole or in part.

                          USE OF PROCEEDS OF OFFERING

Sources and Uses of Proceeds of Offering

  All of the Class B shares offered under this prospectus will be sold to the public at the price of $2.00 per share. The net cash proceeds from the sale of Class B shares offered to the public are described in the following table.

     --------------------------------------------------------------------------------------------------------------------------
                                                                          Number of         Price to       Proceeds to Company
                                                                         Shares Sold         Public                (1) (2)
     --------------------------------------------------------------------------------------------------------------------------
     Per Share.....................                                                1          $2.00                $     2.00
     --------------------------------------------------------------------------------------------------------------------------
     Minimum Offering..............                                          200,000          $2.00                $  400,000
     --------------------------------------------------------------------------------------------------------------------------
     Maximum Offering..............                                        1,000,000          $2.00                $2,000,000
     --------------------------------------------------------------------------------------------------------------------------

     (1) No commissions or other compensation will be paid in connection with the offer or sale of the shares.
     (2)   Before deducting costs and expenses of offering to be paid by us.

  The amounts to be received from the sale of the shares to officers, directors and persons affiliated with us and to persons not affiliated with us, assuming all of the offered shares are sold, are summarized as follows:

                                                             Type of          Number of       Price per             Total
                    Purchasers                             Consideration        Shares          Share           Consideration
         Officers, Directors and Affiliates                  Cash                5,000          $2.00             $   10,000
         Unaffiliated Shareholders                           Cash              995,000          $2.00              1,990,000
                                                                                                                  ==========
         Total                                                                                                    $2,000,000

  We expect to use the proceeds of the offering as described in the following table.

                                                                                      If Minimum Sold       If Maximum Sold
                                                                                          (20%)                 (100%)
                    Total Proceeds                                                        $400,000             $2,000,000
                    Less:                                                                      -0-                    -0-
                         Offering Expenses                                                     -0-                    -0-
                         Legal and Accounting                                                  -0-                    -0-
                         Printing and Advertising                                              -0-                    -0-
                    Net Proceeds from Offering                                             400,000              2,000,000
                         Equipment                                                         400,000              1,500,000

                         New Facilities                                                       -0-                500,000
                                                                                          --------             ----------

                    Total Uses of Net Proceeds                                            $400,000             $2,000,000
                                                                                          ========             ==========

Costs and Expenses of Offering

  The estimated costs and expenses of the offering are set forth in the following table. These amounts will be paid from our general revenues and not from proceeds of this offering.

                                        Description                                   Amount
                    Commissions and Fees                                              $         0
                    Legal, Accounting and Professional Fees                               160,000
                    Printing, Advertising (Estimated)                                      15,000
                    SEC and State Securities Commission Fees                                2,840
                    Escrow Fees (Annual)                                                      500
                                                                              ===================
                      Total                                                           $   178,340

                           THE IMAGING CENTER, INC.

General

  We incorporated in May 1999 to provide technical radiology and imaging services primarily to Dr. Jackson's practice group and commenced operations on July 1, 1999. We manage and operate radiology and imaging equipment at the facility of Dr. Jackson's practice group located at 715 Williams Street in Cumberland, Maryland. We derive substantially all of our revenue from the technical component of service fees paid by patients or their insurance companies or medical service providers for professional and technical radiology and imaging services provided by us and Dr. Jackson's practice group. Dr. Jackson's practice group retains the professional component of these fees, as determined by an agreement between us and Dr. Jackson's practice group.

  We lease our radiology and imaging equipment from Value Healthcare, Inc., Imaging Associates of Cumberland, Inc. and General Electric Medical Systems. Value Healthcare, Inc. and Imaging Associates of Cumberland, Inc. are controlled by Dr. Jackson, our controlling shareholder, President and director. Our equipment and operations are located in a building located at 715 Williams Street, Cumberland, Maryland, known as "The Imaging Center", which we lease from Imaging Associates of Cumberland, Inc., a corporation controlled by Dr. Jackson.

  The building, facilities and equipment we currently lease are substantially identical to the facilities and equipment previously operated in association with Dr. Jackson's practice group under the trade name of "The Imaging Center" at the same location. This building was renovated and opened in 1991 for use by Dr. Jackson's practice group, and following additional renovations is now approximately 11,000 square feet. This building includes a patient waiting area, administrative offices, record storage space, examination and testing rooms, and laboratory, darkroom and storage facilities. Under our leasing arrangement, we occupy the entire building together with Dr. Jackson's practice group.

Capitalization

  The following table describes our capitalization as of September 30, 2000, and as adjusted to reflect the issuance and sale of the offered shares and application of the net proceeds from sale of the shares.


                                                                                                 September 30, 2000
                                                                                          Actual                 As Adjusted
          Short-term debt:
               Short-term debt
               Current portion of long-term debt and capital lease
               obligations                                                             $    855,479              $    855,479
               Total short-term debt                                                        855,479                   855,479
          Long-term debt and capital lease obligations (net of current
          maturities)*                                                                    2,898,572                 2,898,572
               Shares                                                                       179,982                 2,179,982
               Additional paid-in capital
               Retained earnings                                                            355,559                   355,559
               Total Stockholders' equity                                                   535,541                 2,535,541
          Total Capitalization                                                         $  4,289,592              $  6,289,592
          Number of Shares authorized:  10,000,000.

          * Reflects leases entered into as of September 30, 2000.

Financial Statements

     We have attached to this prospectus the following financial statements:

     . Pro forma financial statements for calendar year 1998 and six month statements for January 1, 1999 through June 30, 1999 (attached as Appendix A).

           These statements were prepared based upon historical financial information provided to us by Dr. Jackson. The various items of expense, income and other items have been retroactively allocated between Dr. Jackson's practice group and us and do not represent actual revenues, expenses or results of operations. However, we believe these statements accurately reflect this information had the present business arrangements between Dr. Jackson's practice group and us existed during these periods.


     . Audited financial statements for the six months ended December 31, 1999 (attached as Appendix B).

           These statements are based upon our operations since we commenced business on July 1, 1999, through the end of that year.


     . Unaudited financial statements for the nine months ended September 30, 2000 (attached as Appendix C).

Limitations on Liability of Officers and Directors

     Our Articles of Incorporation provide for mandatory indemnification of our officers and directors to the fullest extent permitted by Maryland law, including some instances in which indemnification is otherwise discretionary under Maryland law. The Articles of Incorporation contain provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty as directors, other than for acts or omissions which involve intentional misconduct or a knowing violation of law, payment of unlawful distributions, or for any transaction from which the director derived an improper personal benefit. There are no indemnification provisions for our directors, officers and controlling persons specifically dealing with liability under the federal securities laws. We believe that these provisions are essential to attracting and retaining qualified persons as directors.

     Under Maryland law, a director who successfully defends any proceeding is entitled to recover his or her reasonable expenses incurred in connection with the proceeding.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to this law or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission indemnification for these liabilities is against public policy as expressed in this law and is, therefore, unenforceable.

     There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought, and we are not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Investor Suitability

     Purchase of the shares involves a high degree of risk suitable only for persons who have no need for liquidity in their investment and who realize there is a risk of losing their entire investment. Prospective investors are urged to consult their own tax and financial counsel before purchasing our shares. In addition to the general investment risks described throughout this prospectus, prospective investors should carefully consider the risk factors described in this prospectus.

Dividend Policy

     We have never declared or paid dividends on our common stock. We expect that future earnings, if any, will be retained to finance the growth and development of our business and, accordingly, do not intend to declare or pay any dividends on our common stock for the foreseeable future. The declaration, payment and amount of dividends, if any, will be subject to the discretion of our Board of Directors and will depend upon our future earnings, results of operations, financial condition and capital requirements, among other factors. If we borrow money in the future or enter into other financial arrangements, our lenders may prohibit us from paying or restrict our ability to pay dividends.

                                   BUSINESS

General

     We provide technical services primarily to Dr. Jackson's practice group in its diagnostic and treatment practices, including x-ray and fluoroscopy, magnetic resonance imaging, computed tomography, mammography, ultrasound, and nuclear medicine, all of which are described below in greater detail. Patients in need of these services are typically referred to a diagnosing or treating physician by other referring physicians or medical service providers or, on occasion, by the patient's self referral. We provide the technical component of these services, such as, for example, an x-ray or an image produced by ultrasound, magnetic resonance imaging or other similar means. The diagnosing physician then analyzes these images and a report prepared for use by other physicians or medical facilities. We also provide the technical component of certain medical care rendered by and under the supervision of a physician, such as treatment of hyperthyroidism, drainage of cysts and abscesses, or biopsies of various organs. An agreement between Dr. Jackson's practice group and us governs the extent and nature of the technical services we provide. Under the terms of this agreement, we are precluded from providing professional medical services.

     The fees for diagnostic, imaging or treatment services are generally divided into two components, a professional component, which compensates a physician for diagnostic, treatment or supervisory services, and a technical component which represents the cost of facilities, equipment and nonprofessional personnel used in various procedures. We have established a schedule of fees for such technical services based upon the Medicare physician's fee schedule. The Medicare fee schedule is also adjusted for local economic conditions on an annual basis. These technical service fees may be modified from time to time as necessary to reflect the cost of new or replacement equipment, changes in reimbursement payments from insurers or medical care providers, or other changes in economic circumstances or requirements of law.

     Allocation of Fees between the Imaging Center, Inc. and Dr. Jackson's Practice Group. Although the professional and technical components of diagnostic imaging services are sometimes billed and reimbursed separately, most third-party payors reimburse these services as a single fee which includes both professional and technical components. In most cases fee schedules are determined unilaterally by the third-party payor (and, in the case of Medicare, are set by regulation), and the provider of services has little opportunity, in practice, to negotiate such fees. Professional fees (and single fee payments which include both professional and technical components) are normally billed solely through the professional provider, which, in our case, is Dr. Jackson's practice group. Hence, we depend upon the contractual agreement with Dr. Jackson's practice group for most of our revenue. If a particular payor requires that we bill it directly for the technical component of services, we will do so and will be reimbursed separately by that payor.

     Normally, Dr. Jackson's practice group will perform billing and collections for all services, including professional and technical components. Under this agreement, we will be paid 70% of all fees received by Dr. Jackson's practice group for our technical and imaging services provided to their patients under the agreement. Payments will be made within 30 days after collections occur. We are responsible for payment of the cost of all necessary imaging equipment, supplies, technical personnel, office space and overhead expenses related to provision of our services under the agreement. The agreement is for a term of five years and is automatically renewable for successive five-year terms unless terminated by either party at least 90 days before the expiration date. We may enter into contracts with other entities in the future, but no other agreements exist at the time of this offering.

     We expect that Dr. Jackson's practice group and referrals to that group by other physicians or healthcare providers will generate approximately 99% of our business. Our facilities will also be available to provide the same technical services to other diagnosing or treating physicians within our market area under the same or a similar fee arrangement, but usage of these facilities by other physicians is expected to be minimal. Since we receive a fixed percentage of the collections of Dr. Jackson's practice group, any event that could adversely affect Dr. Jackson's practice group would also adversely affect our revenues and business.

     Our business strategy is to emphasize quality service and maintain operating efficiencies. Our ability to be profitable depends substantially upon our ability to operate efficiently and in a cost-effective manner because the payments we receive for our technical services represent a fixed percentage of the fees to be billed by Dr. Jackson's practice group. Our revenues are dependent upon the ability of Dr. Jackson's practice group to attract and retain patients, to obtain and maintain contracts with insurance companies and healthcare providers to provide services to their clients, and generally to manage their professional practice. We have no right to control any of these factors as they relate to Dr. Jackson's practice group. Since Dr. Jackson controls both his practice group and us, he may renegotiate the terms of the fee agreement at any time in a manner which could adversely affect our revenues and business.

Market Area - Cumberland, Maryland, and Vicinity

     We currently provide technical services to patients who live within approximately 50 miles from our office in Cumberland, Maryland. Our market area includes the City of Cumberland and Allegany County, Maryland, and parts of Garrett and Washington Counties in western Maryland, parts of Mineral, Hampshire and Grant Counties in northeastern West Virginia, and parts of Bedford and Somerset Counties in southwestern Pennsylvania. Our business depends upon the referral of patients in this area to Dr. Jackson's practice group primarily by other physicians, physician practice groups or medical service providers. We do not expect to significantly expand our existing market area in the future.

Competition

     Our facilities compete with other local radiology and technical imaging service providers, including for profit and non-profit hospitals and health systems, in the market we serve. We believe that changes in governmental and private reimbursement policies and other factors have resulted in increased competition among providers of medical services to consumers and that cost, accessibility, quality and scope of services provided are the principal factors that affect competition. We cannot assure you that Dr. Jackson's practice group and our facilities will be able to compete effectively in the markets we serve. Our inability to compete in our market could adversely affect us.

     Numerous hospitals and physicians' offices in our market area perform some or many of the same imaging studies as The Imaging Center. Competition for imaging studies is widespread.

     The Western Maryland Health System is composed of two hospitals in Cumberland, Maryland, a Sacred Heart Hospital Campus and a Memorial Hospital Campus. The two hospitals merged over the past two years, and there is currently a redistribution taking place of various clinical departments being centered at each facility. Both hospitals currently have duplication of diagnostic imaging services, including CT, angiography, interventional procedures, ultrasound, nuclear medicine, mammography, x-rays, and fluoroscopy. Sacred Heart has the only radiation therapy unit in the area.

     Both hospitals have several walk-in clinics in the surrounding area, several of which perform diagnostic x-rays on-site. In addition, Sacred Heart operates The Seton Diagnostic Center adjacent to the hospital. This is an outpatient imaging clinic which performs mammograms, x-rays, ultrasound and nuclear medicine examinations.

     Many local physicians' offices perform examinations in their offices, particularly orthopedists who have x-ray machines, and obstetric-gynecology physicians who have ultrasound machines.

     A number of smaller hospitals are located in our market area, including Memorial Hospital of Bedford County, Pennsylvania; Somerset Memorial Hospital in Somerset, Pennsylvania; Meyersdale Community Hospital in Meyersdale, Pennsylvania; Potomac Valley Hospital in Keyser, West Virginia; Hampshire Memorial Hospital in Romney, West Virginia; Grant Memorial Hospital in Petersburg, West Virginia; and Garrett Memorial Hospital in Oakland, Maryland. These facilities offer x-rays, ultrasound, nuclear medicine, mammograms, and CT. Somerset also has MRI capability.

     The only other MRI facility in the immediate Cumberland area is The Cumberland Regional MRI Center, on Winchester Road in LaVale, Maryland. This center has a contract with the local hospitals, so virtually all inpatient MRI examinations are sent to this facility.

     A federal prison and a Maryland state prison are located in Cumberland. Each has its own x-ray facility for inmates.

     The Imaging Center Mobile X-Ray service is the only mobile service operating directly from the immediate area. Precision X-Ray, located outside the area, services several local nursing homes with a locally based technologist.

Marketing

     We do not use extensive marketing programs to publicize our services. The experience of our predecessors with mass marketing efforts indicated that such programs were not very successful. Accordingly, we have no plans to undertake any mass marketing or similar advertising programs.

Operating History; Predecessor Entities

     Because we commenced operations on July 1, 1999, we have a very limited operating history. We have, however, prepared and attached as Appendix A pro forma historical financial statements for calendar year 1998 and the first six months of 1999. We have also attached as Appendix B audited financial statements for the six months ended December 31, 1999. We have also attached as Appendix C unaudited financial statements for the nine months ended September 30, 2000.

     Our facilities and services are substantially identical to the facilities used and services provided in connection with Dr. Jackson's practice group under the trade name "The Imaging Center" since 1991. "The Imaging Center" is the trade name of F. Daniel Jackson, M.D., P.A., a medical practice group specializing in diagnostic radiology.

     The Imaging Center opened its doors to patients on October 1, 1990, at 50 Pershing Street in downtown Cumberland, Maryland. Original services offered were film-screen mammography, diagnostic X-rays, and two machines for ultrasound examinations. Services were offered from 8 A.M. to 6 P.M.,

Monday through Friday. The business remained at this site only fifteen months. Patient volume quickly expanded, and more floor space was needed.

  The center moved to a much larger, newly renovated site at 715 Williams Street in Cumberland on December 26, 1991. Two new X-ray rooms were added, one with tomography for intravenous pyelograms, the other room with fluoroscopy for arthrograms, upper gastrointestinal series, barium enemas, and other real-time examinations. A computerized tomography, or CT, machine was added for examination of the brain, chest, abdomen, and pelvis, as well as other body parts. Nuclear medicine was also added for scans of the bones, thyroid gland, gallbladder, and other organs. A treadmill stress test room was incorporated, monitored by a cardiologist, followed by a nuclear SPECT scan of the heart, screening for coronary artery disease. Hours of operation were expanded from 7 A.M. to 9 P.M., Monday through Friday, and 8 A.M. to 5 P.M., Saturday and Sunday.

  Another addition to the building was completed in November 1992 to house a new magnetic resonance machine. This is used extensively for examination of the brain; spinal cord and spine; knees, shoulders, hips, and other joints; as well as virtually all other body parts and organ systems. Magnetic resonance angiography has been performed routinely in examinations of the brain, to screen for aneurysms and blockage of major vessels (ischemia and occlusions).

  The hours of operation were reduced in September 1995, since very few patients requested evening and Sunday hours. The office was then open 7 A.M. to 6 P.M., Monday through Friday, and 8 A.M. to 1 P.M. on Saturday.

  In January 1997, the CT machine was replaced with a new Synergy Spiral CT by General Electric, which performed examinations much faster. This machine virtually eliminated artifacts due to breathing and patient motion and made diagnosis more accurate.

  From the beginning, The Imaging Center has offered EKG's, with the current machine printing a computer-generated interpretation, to assure prompt diagnosis and treatment. It also provided blood drawing and specimen collections, with laboratory examinations performed by an independent clinical laboratory. In February 1998, the office began to open at 6 A.M. to draw blood for early risers and patients on their way to work.

  The facilities, employees and operations of, and services previously offered by, Dr. Jackson's practice group and related companies continue to be provided by Dr. Jackson's practice group and us as described in this prospectus.

  The following table describes the examinations made by the procedures indicated below at The Imaging Center during the years 1993 through 1999.

                   1993    1994    1995    1996    1997    1998    1999
Ultrasound          3448    3331    3257    3676    4168    4715    4305
Mammograms          4011    4289    4476    4648    4809    5285    5158
X-Ray/IVP           4284    4664    5241    5473    5617    5789    4580
Fluoroscopy          548     504     553     540     551     582     315
Nuclear              852     794     741     919    1176    1334    1003
CT                  1802    1717    1848    2072    2265    2660    2542
MRI                 1597    1729    2108    2142    2335    2456    2375
                  ------  ------  ------  ------  ------  ------  ------
Total             16,542  17,028  18,224  19,470  20,921  22,421  20,278


  The decline in examinations undertaken during 1999, when compared to the years 1997 and 1998, occurred due to Dr. Jackson's withdrawal from an association with two family practice physicians who previously shared facilities with The Imaging Center. When these doctors moved out of The Imaging Center, a significant number of patient referrals were lost, resulting in a decrease in the number of examinations conducted in 1999.

  The foregoing information is based upon data provided by the various entities that previously owned and operated our facilities and equipment, including Dr. Jackson and his practice group. While we believe that this information is accurate with respect to prior operations of The Imaging Center, we cannot assure you that this information is indicative as to our future performance or results of operations.

Contracts and Relationships with Insurance Companies, HMO's and Other Payors

Third Party Payors.

  We derive our revenues from service fees paid to us by Dr. Jackson's practice group or by referrals from unaffiliated physicians or practices for the services we provide. Substantially all of our revenues and the revenue of Dr. Jackson's practice group is currently derived from government sponsored health care programs, principally Medicare and Medicaid, and private third-party payors, such as Blue Cross/Blue Shield, and similar provider networks. The contracting provider in most cases is F. Daniel Jackson, M.D., P.A. Many of these contracts have one-year terms and are renewed automatically unless terminated by one of the parties.

  The following is a list of the major contracts with third-party payors, with a summary of the contract term and termination provisions for each, other than terminations for cause.

                         Payor/Network                                         Term                          Termination
Allegany County Health Dept. (early detection of breast and         1 year (subject to renewal up      14 days' notice
 cervical cancer for low-income women)                              to 5 times)
America's Health Plan, Inc.                                                                            90 days' notice prior to end
                                                                                                       of term

Anthem Health Plan of West Virginia, Inc., (PrimeONE)               1 year (renewed annually)          90 days' written notice
Blue Cross Blue Shield of Maryland                                  1 year (renewed annually)          60 days' written notice
Comprehensive Health Services, Inc. (disability reviews             N/A                                N/A
 for US Railroad Retirement Board)
CIGNA Health Care Mid-Atlantic, Inc.                                Year to Year                       60 days' written notice
CIGNA Healthplan Mid-Atlantic, Inc.                                 1 year (renewed annually)          90 days' written notice
Cardio Metrix (disability reviews for US Railroad Retirement        N/A                                N/A
 Board)
Potomac Physicians, P.A.                                            1 year (renewed annually)          90 days' written notice
CHAMPUS                                                             N/A                                N/A
CHIR/CHMC Valley Community Healthcare Network                       1 year (renewed annually)          60 days' notice prior to
                                                                                                       expiration of term
Beverly Enterprises - Maryland, Inc.                                1 year (renewable by agreement)    30 days' written notice
Garrett County Local Health Dept. (early detection of               1 year (subject to renewal up      14 days' written notice
 breast and cervical cancer for low-income women)                   to 4 times)
Health Care and Retirement Corporation of America                   1 year (renewed annually)          30 days' written notice
Physicians Health Plan of Maryland, Inc.                            1 year (renewed annually)          90 days' written notice
Medicaid                                                            Open-ended                         30 days' written notice
Comprehensive Medical Imaging, Inc.                                 1 year                             90 days' written notice
Med-Eval, Inc.                                                      2 years (renewed automatically     90 days' written notice
                                                                    for one-year terms)
Medicare                                                            1 year (renewed annually)          By provider by end of term;
                                                                                                       by Medicare after notice and
                                                                                                       opportunity for hearing
                                                                                                       (for breach of agreement
                                                                                                       only)

               Payor/Network                                                   Term                          Termination
Midatlantic Cardiovascular Associates, P.A.                       1 year                               90 days' written notice
Network Medical Services, Inc.                                    6/1/98 - 12/31/2001                  90 days' written notice
                                                                  thereafter renewed annually)         prior to expiration of term
Primary One, Inc.                                                 1 year (renewed annually)            90 days' written notice
United Health Care of the Mid-Atlantic, Inc.                      1 year (renewed annually)            90 days' written notice (60
                                                                                                       days for Virginia)
West Virginia Workers' Compensation Division                      N/A                                  N/A
West Virginia Medicaid                                            N/A                                  30 days' written notice


  For calendar years 1998 and 1999, combined medical service revenues of Dr. Jackson's practice group and us were derived from the following sources in the approximate proportions:

                         Source                             1998         1999
          Government approved health care programs          25.16%      23.64%
          Private third-party payors                        65.3 %      57.28%
          Self-pay                                           9.5 %      19.08%

  The health care industry is experiencing a trend toward cost containment as government and private third-party payors seek to impose lower reimbursement and utilization rates and negotiate reduced payment schedules with service providers. We believe that these trends will continue to result in a reduction from historical levels in per-patient service fees and that the results of our operations are likely to continue to be affected by lower reimbursement levels. Further reductions in payments or other changes in reimbursement for health care services could have a significantly adverse effect on our business or profitability unless we are otherwise able to offset such payment reductions.

Risks Associated With Managed Care Contracts and Capitated Fee Arrangements

  During the 12-month period ended December 31, 1998, Dr. Jackson's practice group and The Imaging Center derived 99% of their combined medical service revenues from payments made on a fee-for-service basis by patients and third-party payors, including government programs. Capitated arrangements accounted for less than 1% of these combined medical service revenues. During 1997, capitated arrangements accounted for approximately 15% of combined medical service revenues. Under capitated or other risk-sharing arrangements, the health care provider typically is paid a pre-determined amount per-patient per-month from the payor in exchange for providing all necessary covered services to patients covered under the arrangement. Such contracts pass much of the financial risk of providing care, including the risk of over-utilization, from the payor to the provider.

  These types of risk-sharing arrangements result in greater predictability of revenue but greater unpredictability of expenses and, consequently, profitability. We offer no assurance that Dr. Jackson's practice group or we will be able to negotiate satisfactory arrangements on a capitated or other risk-sharing basis. To the extent that patients or enrollees covered by such contracts require more frequent or extensive care than is anticipated, we would incur unanticipated costs not offset by additional revenue, which would reduce operating margins. In the worst case, the revenue derived from such contracts may be insufficient to cover the costs of the services provided. Any such reduction or elimination of earnings could materially adversely affect our business or financial condition.

  Neither Dr. Jackson nor we currently have any capitated or other risk-sharing arrangements. Neither of us intends to enter into any such arrangements in the future. If Dr. Jackson's practice group or we enter into capitation arrangements in the future, payments under these contracts would be allocated 70% to us and 30% to Dr. Jackson's group under the Agreement for Technical Services. This would present some financial risk to us, because there is no guarantee that the capitation payments would adequately cover the costs of the services we provide.

Current Debt; Future Capital Requirements

  Most of our facilities and equipment are leased or financed under arrangements with the sellers of equipment or with Imaging Associates of Cumberland, Inc. and Value Healthcare, Inc., both of which are controlled by Dr. Jackson. These leasing arrangements are described in detail below under the heading "Existing and Potential Conflict of Interests".

  Our future ability to acquire or lease new or replacement equipment depends upon our ability to obtain financing on reasonable terms.

Business Strategy

  Our purpose is to provide technical radiology and imaging services to Dr. Jackson's practice group and to other physicians and practices using our services. Our primary business strategy is to emphasize quality service, making patient service and referring physician satisfaction a key element of our strategy. We also intend to maintain operating efficiencies that will enable Dr. Jackson's practice group and any other referring physicians to enhance quality of care, increase revenue and more effectively control costs.

Possible Future Expansion of Facilities

  Together with Dr. Jackson's practice group, we are investigating the feasibility of expanding the facilities currently occupied and services offered by both of us, including the construction of a larger building. Any such expansion is dependent upon the growth of both of our businesses sufficient to justify the proposed expansion.

Information Management

  We depend upon a company-wide computer system to manage our operations effectively, compete for managed care contracts and achieve standardization and economies of scale. This system includes patient demographic information, registration, transcription and electronic filing, and is integrated with the systems used by Dr. Jackson's practice group. Our computer system may require modifications or replacements as we expand or adopt new technology. These modifications or replacements may require substantial expenditures and may interrupt operations as they are put into effect. We cannot know whether we will be able to operate new computer systems effectively or whether new systems will produce the expected benefits. Our failure to operate and maintain our computer systems successfully could prevent us from efficiently accumulating, storing and managing data and providing billing and other accounting services to Dr. Jackson's practice group, which could adversely affect our business and financial condition.


Corporate Liability and Insurance

  The provision of medical services entails an inherent risk of professional malpractice and other similar claims. Our intent is not to influence or control the practice of medicine by physicians or have responsibility for compliance with certain regulatory and other requirements directly applicable to physicians and physician groups, but to provide technical equipment and services to physicians. However, as a result of the relationship between Dr. Jackson's practice group or other referring physicians and us, we may become subject to legal actions under various theories. Because we operate and manage The Imaging Center, professional liability claims or claims based upon improper usage or calibration of equipment used in our business may be made against us. Claims, suits or complaints relating to services provided by Dr. Jackson's practice group or other referring physicians may be asserted against us in the future. No such claims have been filed against us or any of our predecessor entities.

  One malpractice claim was filed against Dr. Jackson. This claim went to trial in 1997, resulting in a verdict in favor of Dr. Jackson.

  We maintain insurance coverage that we believe will be adequate. The availability and cost of this insurance is affected by various factors, many of which are beyond our control or the control of Dr. Jackson's practice group. Increases in the cost of this insurance to us and to Dr. Jackson's practice group may have an adverse effect on our operations. In addition, successful malpractice or other claims asserted against Dr. Jackson's practice group, other referring physicians or us that exceed applicable policy limits could adversely affect us.

Industry Background

  The Health Care Financing Administration estimates that national health care spending in 1997 was approximately $1.1 trillion, including approximately $217 billion for physician services, and that for 1999 these amounts will be approximately $1.228 trillion and $241 billion, respectively. According to the American College of Radiology, an estimated 347 million radiological procedures were performed in the United States during 1997, excluding procedures performed by HMO's.

  Fees charged for diagnostic imaging, interventional radiology and radiation oncology procedures consist generally of two components. One is a technical component relating to facilities, equipment and non-physician personnel. The other is a professional component consisting of fees paid to physicians for the interpretation of diagnostic images, the performance of interventional radiology procedures and the treatment of radiation oncology patients. Technical facilities are located within hospitals and in outpatient centers, such as our facilities, throughout the United States. Professional radiology services are provided by board certified radiologists and other specialists.

Radiology

  Radiology. In general, radiology includes diagnostic imaging, interventional radiology and radiation oncology. Imaging procedures use energy waves to penetrate human tissue and generate images of the body, which can be recorded on film or digitized for display on a video monitor. Diagnostic imaging procedures are used to diagnose diseases and physical injuries and are performed in hospitals, physicians' offices, outpatient centers and imaging centers. Interventional radiology procedures include the use of radiological methods to monitor and guide catheters, stents, drains and needles to open clogged vessels, relieve obstructed kidneys, perform biopsies of mass lesions, drain abscess collections and lower pressure in certain vessels. Generally, these interventional procedures are more time efficient, more cost-effective and less invasive than surgical alternatives and have historically been performed in a hospital setting to enable utilization of hospital support services. Radiation oncology procedures use a variety of radiation sources to treat cancer and/or relieve pain caused by certain tumors and are performed in hospitals and free-standing outpatient centers. At the present time, we do not offer technical services related to complex interventional radiology and radiation oncology.

  The principal diagnostic imaging techniques include the following, all of which are non-invasive:

  . General Radiology: X-Ray and Fluoroscopy. X-rays utilize roentgen rays to penetrate the body and record images of organs and structures on film. Fluoroscopy utilizes ionizing radiation combined with a video viewing system for real time monitoring of organs. X-ray and fluoroscopy are the most frequently used imaging techniques.

  . Computed Tomography (CT). CT utilizes a computer to direct the movement of an x-ray tube to produce multiple cross sectional images of a particular organ or area of the body. CT is used to detect tumors and other conditions affecting bones and internal organs. It is also used to detect the occurrence of strokes, hemorrhages and infections. CT provides higher resolution images than conventional x-rays, but soft tissue swelling and edema are not as well defined as those produced by magnetic resonance.

  . Magnetic Resonance Imaging (MRI). MRI utilizes a strong magnetic field in conjunction with low energy electromagnetic waves which are processed by a computer to produce high-resolution

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     images of body tissue including the brain, spine, abdomen, heart and extremities. Unlike CT and conventional x-rays, MRI does not utilize ionizing radiation, which can cause tissue damage in high doses.

  . Mammography. Mammography is a specialized form of radiology utilizing low dosage x-rays to visualize breast tissue and is the primary screening tool for breast cancer. Mammography procedures also include the biopsy of cells to assist in the diagnosis of breast cancer. New digital mammography techniques are even more sensitive in detecting abnormalities of breast tissue.

  . Ultrasound. Ultrasound imaging utilizes high-frequency sound waves to develop images of internal organs, unborn fetuses and the vascular system. Ultrasound has widespread applications, including procedures in obstetrics, gynecology and cardiology.

  . Nuclear Medicine. Nuclear medicine utilizes short-lived radioactive isotopes which release small amounts of radiation that can be recorded by a gamma camera and processed by a computer to produce an image of various anatomical structures or to assess the function of various organs such as the heart, kidneys, thyroid and bones. Nuclear medicine is used primarily to study anatomic and metabolic functions.

Trends In Radiology

  Technological Advancements. We believe that advances in technology, including the development and continued enhancements of MRI, CT, nuclear medicine, ultrasound and interventional radiology have contributed to the growth of the diagnostic imaging industry. Increased professional and technical utilization is a result of these technological advances, which have also produced safer, more accurate and less invasive diagnostic procedures than techniques previously utilized. While traditional x-rays continue to be the primary imaging technique based on the number of procedures performed, the use of advanced diagnostic imaging techniques such as MRI and CT has increased rapidly in recent years. These techniques allow physicians to diagnose a wide variety of diseases and injuries quickly and accurately without exploratory surgery or other surgical or invasive procedures, which are usually more expensive, involve greater risk to the patient and result in longer rehabilitation time. As a result, hospital days are shortened or eliminated and time lost from work is significantly reduced. In addition, diagnostic imaging is increasingly used as a screening tool for preventive care. We believe that future technological advances will enhance the ability of radiologists to diagnose and direct treatment, thereby lowering overall health care costs.

  Recent technological advancements include: magnetic resonance spectroscopy, which can differentiate malignant from benign lesions; magnetic resonance angiography, which can produce three-dimensional images of body parts and assess the status of blood vessels; spiral computed tomography, which permits three-dimensional images of body parts; monoclonal antibody studies utilizing nuclear medicine to localize certain cancers that would otherwise be difficult to detect or treat; and the development of teleradiology, which digitally transmits radiological images from one location to another for interpretation. We believe that the utilization of both the diagnostic and therapeutic capabilities of radiology will continue to increase because of its cost-effective, time-efficient and risk/benefit advantages over alternative procedures, including surgery. In addition, we believe that newer technologies and future technological advancements will result in further sub-specialization and increased utilization of professional and technical radiological services.

  Reimbursement Patterns. Payment for radiology services comes primarily from third-party payors such as private insurers, including traditional indemnity insurance plans, managed care plans, including HMOs and PPOs, and governmental payors, including Medicare and Medicaid. Historically, radiologists and other physicians generally provided medical services on a fee-for-service basis. As managed care entities and other payors have focused on providing care in a more cost-effective manner, they have demanded and received significant discounts from fee-for-service rates charged for radiological procedures. As a result,

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physicians have seen a decrease in per procedure reimbursements from managed care and governmental entities for such procedures. More recently, payors have sought to control the utilization of services by devices such as utilization review and capitation arrangements. Significant changes of this type will require us, Dr. Jackson's practice group and other referring physicians to develop practice guidelines and appropriateness criteria and to manage the utilization of radiological procedures.

  We believe that the shift in financial risk from payors to providers decreases the attractiveness of under-utilized imaging equipment within a general practitioner's office and will accelerate the centralization of resources to high-volume centers. We believe that the general diagnostic imaging services performed by non-radiologists may be directed to radiologists by managed care entities seeking to have services performed at the lowest overall cost. As a result, we believe that managed care entities, provided with utilization reports, will focus on reducing costs by shifting radiological procedures performed by non-radiologists to radiologists.

  Development of Independent Radiology Services. Concurrent with the growth of managed care and strict controls on Medicare reimbursement for inpatient costs, diagnostic imaging services began to shift from hospital settings to independent radiology facilities in the early 1980s. Subsequent changes in federal law restricted the referral of patients by a physician to a facility in which the physician maintained an ownership interest. As a result, many physicians sold their interests in such facilities to hospitals, radiologists and companies engaged exclusively in the ownership, operation and management of radiology and imaging centers.

  Referral Sources. Non-radiologists, including specialists and primary care physicians, direct the utilization of radiology services. Most industry marketing has been focused on developing relationships with these referring physicians. As more patients move to managed care plans, we believe physicians will have fewer referral options for diagnostic imaging procedures. As the choices for radiology referrals decrease, we believe that quality of care, subspecialty expertise and patient and referring physician satisfaction will be important factors in determining referral patterns.

  Trends in Radiology Organizations. The trends toward managed care, cost containment and health care consolidation have combined to limit the number of positions available and the salaries paid to radiologists. In addition, small independent physician groups and individual practices, such as Dr. Jackson's practice group and us, are typically at a competitive disadvantage to larger associations or networks of physicians. Among the reasons for this disadvantage are the lack of capital necessary to expand geographic practice areas and the imaging techniques offered, to develop state-of-the-art information systems, and to purchase costly new imaging technologies, each of which can improve quality of care and reduce costs. They may also lack the cost accounting and quality management systems necessary to allow them to price and monitor complex risk-sharing arrangements with third-party payors.

  Additionally, small to medium-sized groups and individual practices often do not have contractual ties with other providers nor do they have the ability to offer a broad range of subspecialty imaging services. Small practices often have higher operating costs, since overhead must be spread over a relatively small revenue base, and minimal vendor purchasing power. In order to remain competitive in the changing medical service environment, radiologists are beginning to affiliate with or create larger organizations by adding radiologists to their groups, creating or joining a network or an independent physician association or affiliating with a physician practice management entity.

Government Regulation and Supervision

  As a provider of healthcare services, we are subject to extensive federal and state laws which regulate the relationships between providers of health care services, physicians and other clinicians. Our ability to operate profitably depends in part upon our ability and the ability of Dr. Jackson's practice group and affiliated referring physicians to obtain and maintain all necessary licenses, certificates of need and other

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approvals and to operate in compliance with present and future applicable health care laws and regulations and requirements of insurance companies and other health care providers.

Licensing and Certification Laws

  The ownership, construction, operation, expansion and acquisition of facilities similar to The Imaging Center are subject to various federal and state laws, regulations and approvals concerning the licensing of facilities, medical personnel and technicians, certificates of need, and other required certificates for certain types of health care facilities and major medical equipment. The Imaging Center does not require a certificate of need. However, Maryland law requires that we obtain and maintain a license to operate certain major medical equipment which we use in our business, such as computed tomography scanners, also referred to as CT and magnetic resonance imagers, also known as MRI.

Fee-Splitting; Corporate Practice of Medicine; Payments for Referrals

  The laws of many states, including Maryland, prohibit business corporations, such as us, from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as fee-splitting, with physicians. These laws and their interpretations vary from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. In the state of Maryland there is no explicit prohibition against sharing fees with non-physicians, as such, or against the corporate practice of medicine. However, Maryland law prohibits payments for bringing or referring a patient and referrals by a practitioner to a health care entity in which the practitioner directly or indirectly owns a beneficial interest or has a compensation arrangement. These laws are subject to certain exceptions. These issues are discussed in greater detail below under the discussion of Medicare and Medicaid fraud and abuse. While we believe that the use of our services by Dr. Jackson's practice group does not violate these laws, there are legal issues associated with the ownership of our shares by physicians who refer patients to Dr. Jackson's practice group. These physicians should obtain legal advice on that subject before purchasing our stock.

  We cannot represent whether regulatory authorities or other parties will assert that we are engaged in the corporate practice of medicine or that the payment of service fees to us by Dr. Jackson's practice group constitutes fee splitting or prohibited payment for referrals. If such a claim was successfully asserted, we could be subject to civil and criminal penalties and could be required to restructure or terminate our contractual arrangements. Such results or our inability to successfully restructure our relationships to comply with these laws could significantly affect our profitability.

Physician Payment Systems

  Approximately 25% of our revenues are derived from government approved healthcare programs, such as Medicare and Medicaid. The federal government has implemented, through the Medicare program, a resource-based relative value scale payment methodology for physician services. This methodology is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. This schedule is adjusted each year and may increase or decrease at the discretion of Congress. To date, the implementation of this methodology has reduced payment rates for certain of the procedures historically provided by Dr. Jackson's practice group. Federal law also provides for reductions in the rate of growth of payments for physician services, including services historically provided by Dr. Jackson's practice group, in the amount of $5.3 billion over a five-year period ending in 2002. In addition, this law mandates a resource-based methodology for payment of physician practice expenses over a four-year period beginning in fiscal year 1999. This methodology is expected to reduce payments for services historically provided by Dr. Jackson's practice group.

  For a number of years, Medicare has reimbursed most radiology services provided to Medicare patients under a separate radiology relative value system. This radiology relative value system has been integrated into the payment methodology described above but has been "rescaled" to be consistent with that

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methodology.  Some components of reimbursement for portable x-ray services relating to the transport and set-up of equipment continue to be reimbursed separately from the professional and technical components. Regulations were adopted in 1996 to limit separate payment for transportation of diagnostic equipment in most circumstances to certain approved suppliers.

  Similar type payment systems also have been adopted by certain private third-party payors and we believe that it is likely that other private third-party payors will adopt this payment methodology in the future. Wider-spread implementation of these programs could reduce payments by private third-party payors and could indirectly reduce our operating margins to the extent that the costs of providing administrative, technical and non-medical services related to such procedures could not be proportionately reduced. These cost reduction efforts by governmental or private third-party payors may significantly adversely affect our business or profitability.

  Private third-party payors and Medicare and Medicaid have increased their use of managed care as a means of cost containment. Increasingly, private third-party payors negotiate discounts from established physician and hospital charges or require capitation or other risk sharing arrangements as a condition of patient referral to physician groups such as Dr. Jackson's practice group. Federal law also includes provisions designed to increase the enrollment of Medicare and Medicaid participants in managed care programs. Our inability to negotiate satisfactory arrangements with managed care companies could significantly adversely affect our business or profitability.

  Rates paid by non-governmental insurers, including those that provide Medicare supplemental insurance, are based on established physician and hospital charges and are generally higher than Medicare payment rates. A change in the makeup of the patient mix of the medical practices that results in a decrease in patients covered by private insurance plans could adversely affect our revenue and income.

Medicare and Medicaid Fraud and Abuse

  These laws include the fraud and abuse provisions of the Social Security Act, which include the federal "anti-kickback" and "Stark" or anti-referral laws. The "anti-kickback" laws prohibit the offering, payment, solicitation or receipt of any direct or indirect remuneration for the referral of Medicare, Medicaid or other governmental program patients or for the recommending, leasing, arranging, purchasing, ordering or providing of Medicare or Medicaid covered services, items or equipment. Violations of the "anti-kickback" laws may result in substantial civil or criminal penalties for individuals or entities, including large civil monetary penalties and exclusion from participation in Medicare, Medicaid and other governmental programs.

  Federal law, including the Balanced Budget Act of 1997, contains reform provisions relating to Medicare, Medicaid and other governmental programs. These provisions are intended to assist the government in its efforts to enforce the "anti-kickback" laws. Changes included adding a civil money penalty and broadening the scope of circumstances under which mandatory or permissive exclusion from these programs may apply.

  Similarly, provisions contained in the Stark law prohibit physician referrals for certain "designated health services," including radiology services to entities with which a physician or an immediate family member has a financial relationship. The Stark law also prohibits entities from billing for these designated health services which are furnished under a prohibited referral. A violation of the Stark law by us, any member of Dr. Jackson's practice group or unaffiliated physicians, may result in significant civil penalties of as much as $15,000 for each violating referral and $100,000 for participation in a "circumvention scheme". Violations may also cause the exclusion or suspension of the physician or entity from future participation in the Medicare and Medicaid programs.

  Maryland law similarly prohibits referrals by a practitioner to an entity in some cases in which the practitioner has a beneficial interest in or a compensation arrangement with the entity. A determination of

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violation under any of these laws by Dr. Jackson's practice group or us could have a significant adverse effect on our business or profitability.

  Federal regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern our activities and the activity of referring physicians. In the future, we may be investigated, claims may be made against us or increased enforcement activities may directly or indirectly adversely affect our business or financial condition or the market price of our shares.

  The federal government has recently announced a policy of increased scrutiny of joint ventures and other transactions among health care providers in an effort to reduce potential fraud and abuse relating to Medicare costs. The applicability of these provisions to many business transactions in the health care industry has not yet been subject to judicial and regulatory interpretation.

  We believe that although we receive fees for technical radiology and imaging services, we are not in a position to make or influence referrals of patients or services reimbursed under these governmental programs to Dr. Jackson's practice group or unaffiliated referring physicians, or to receive such referrals. These service fees are intended by us to be consistent with fair market value in arms' length transactions for the nature and amount of technical services rendered. Moreover, due to the high degree of integration between the technical services offered by us and the professional services offered by Dr. Jackson's practice group, it is doubtful whether there are or will be any "referrals" between Dr. Jackson's practice group and us in the sense contemplated by the anti-kickback laws. For these reasons, we do not believe that fees payable to us should be viewed as remuneration for referring or influencing referrals of patients or services covered by such programs as prohibited by statute. If, however, we are deemed to be in a position to make, influence or receive referrals from or to physicians, or we are deemed to be a provider under the Medicare or Medicaid programs, our operations could be subject to scrutiny under federal and state anti-kickback and anti-referral laws and could be materially adversely affected.

--------------------------------------------------------------------------------

          Special Note to Physicians Contemplating Purchasing Shares

We believe that although we receive fees for technical services, we are not in a position to make or influence referrals of patients. While we believe that the use of our services by Dr. Jackson's practice group does not violate these laws, there are legal issues associated with the ownership of our shares by physicians who refer patients to Dr. Jackson's practice group, and any such referring physicians should obtain legal advice on that subject before purchasing our shares.

--------------------------------------------------------------------------------

Health Care Reform Initiatives

  In addition to existing government health care regulation, there have been numerous initiatives on the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. We believe that such initiatives will continue during the foreseeable future. Certain aspects of these reforms as proposed in the past, such as further reductions in Medicare and Medicaid payments and additional prohibitions on physician ownership, directly or indirectly, of facilities to which they refer patients, if adopted, could adversely affect us. The proposal of these sorts of reforms may affect the price of the stock of many companies in health care and related industries and may similarly affect the market price of our stock.

Compliance Program

  With the assistance of our special health care regulatory counsel, we monitor compliance with federal and state laws and regulations applicable to health care entities. We conduct or have our special health care regulatory counsel conduct periodic audits of various aspects of its operations for compliance with such requirements. In addition, we have a formal compliance program in effect.

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  While we operate in compliance with applicable federal and state laws, our current and anticipated business operations have not been reviewed or audited by any judicial or regulatory agency for compliance with such requirements. A review of our business by courts or regulatory authorities could result in determinations adversely affecting our operations. In addition, the health care regulatory environment could change in a manner that restricts our operations. Maryland law may require us to modify our operational structure in order to continue or expand our operations within Maryland. Any limitation on our ability to expand or offer additional services could have a material adverse effect on our business or financial condition.

Insurance Laws and Regulations Applicable to Risk-Sharing Arrangements

  Any physician or physician network engaged in risk-based contracting are subject to applicable insurance laws and regulations of certain states, including Maryland. These laws and regulations may include minimum capital requirements and other safety and soundness requirements. If, in the future, Dr. Jackson or we enter into any risk-based contracts, also know as capitation arrangements, failure to comply with these statutes and regulations could significantly adversely affect our business or financial condition. Insurance related regulations or compliance requirements could also impose substantial costs to us. However, neither Dr. Jackson nor we intend at this time to enter into capitation arrangements or risk-based contracts that would subject us to regulation as an insurer.

Quality Assurance Programs

  Various quality assurance programs and organizations have been created to scrutinize managed care organizations and their providers. In response to these programs, managed care organizations and providers have developed their own quality assurance programs to address a variety of areas, including patient access to services, patient satisfaction, outcomes and performance measures and utilization of services. These quality assurance measures involve various costs associated with their implementation and operation and depend, in part, upon the sophistication and compatibility of existing systems and operations of Dr. Jackson's practice group and us, and our ability to integrate those systems and operations. The inability of Dr. Jackson's practice group and us to develop strong quality assurance measures could place us at a competitive disadvantage and have a material adverse effect on our business or financial condition.

                            FACILITIES AND EMPLOYEES

  Our facilities are located in a building located at 715 Williams Street, Cumberland, Maryland, which is leased from Imaging Associates of Cumberland, Inc., a corporation controlled by Dr. Jackson. Our principal technical services are described in the following table. A more detailed explanation of the method and nature of such technical services is contained under "Industry Background - Radiology."

   Technical Services                                   Description

X-Ray Roentgen rays penetrate the body and record images of organs and bone structures on film.

                            We lease a GE Radiographic/Tomography machine and a GE Radiographic/Fluoroscopy machine from Imaging Associates of Cumberland, Inc. The terms of the lease are discussed below under the heading "Current Debt; Future Capital Requirements."

Mammography                 Low dosage x-rays used to visualize breast tissue.
                            The primary screening tool for breast cancer.
                            Mammography procedures also include biopsy of cells to assist in the diagnosis of breast cancer. We previously leased from Imaging Associates of Cumberland, Inc. a GE 600T Mammography System until
                            July 7, 2000. This unit was taken out of service to install the Full Field digital system described below.

                            We purchased a second mammography system from General Electric, a Senographe DMR Mammography System, with SenoVision Digital Spot and Stereotactic Biopsy System. This system provides improved image quality, giving superior images in-patients with dense breasts, while improving contrast and decreasing patient exposure dose by up to 40%, accompanied by shorter exposure times. Patient comfort is an important factor in encouraging women to obtain mammograms at regular recommended intervals. The

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

Technical Services                          Description

                        Senographe DMR is designed to enhance patient relaxation and cooperation. The system's open configuration and low profile allows for constant patient/technologist eye contact. This system also uses digital spot film images to enhance visualization of small calcifications, which may indicate the first stages of breast malignancy and permit better evaluation of the nature of mass lesions, especially in dense breasts. A single digital image can be manipulated to adjust density and contrast without subjecting patients to additional compression or dose.

                        The Stereotactic Biopsy System allows actual breast biopsy to be performed on site, decreasing costs to the patients and their insurance companies. The unit rotates around the patient, allowing access to hard-to-reach spots and enhancing patient comfort.

                        We purchased this new equipment on November 20, 1999, for $218,104.09, which includes a one-year warranty and service agreement. A long-term service contract will begin after the first year of operation.

                        Full Field Digital mammography was recently approved for clinical applications by the U.S. Food and Drug Administration (FDA). The system displays each mammogram exposure immediately on a monitor, without having to develop films. The image can be manipulated on the monitor, to change contrast and brightness of the image. This system provides immediate results, reduced retakes, increased patient volumes, and improved diagnostic confidence.

                        On June 23, 2000, we entered into a lease/purchase agreement with General Electric Medical System for their Senographe 2000 D Mammography System. The initial purchase price was $433,565.00. Out monthly base price is $8,990.00 per month, with an additional $2,274.60 per month for a service contract, with a 60-month term. At the completion of the lease, we can purchase the equipment for $1.00. Included in the purchase is a Kodak Dryview 8600 PACS Ink Laser Imager, to produce hard copies of images. The physicians and technology staff have completed training on this system. After training was completed, we applied and received approval to use the Senographe 2000 D Mammography System for clinical use on patients.

Magnetic Resonance      Strong magnetic field in conjunction with low energy
Imaging (MRI)           electromagnetic waves are processed by a computer to
                        produce high-resolution images of body tissue including the brain, spine, abdomen, heart and extremities.

                        We lease a new MRI machine from General Electric Medical Systems, consisting of a Signa Horizon Echospeed 1.5 Tesla. This is the most up-to-date and state-of-the-art MRI unit available, featuring a short magnet with flared ends, so that only a short segment of the patient is enclosed, thereby markedly decreasing any feelings of claustrophobia. A sound system is incorporated for further patient comfort. The magnet incorporated into this system is a more powerful magnet than the magnets found on typical "open" MRI units, and is marketed by GE as a "Wide Open High-Field MR System". An Invivo 4500 MRI Pulse Oximeter is included in this system to augment patient safety by monitoring patient blood oxygenation and pulse and analyzing EKG waveform, as well as providing EKG gating for higher quality vascular studies. The system includes fast acquisition imaging software to assist in imaging uncooperative or sedated patients, using abdominal breath hold-images, and for use in evaluating obstructions of the bile ducts, kidney examinations, and conducting magnetic resonance mammograms. Additional enhancements facilitate angiography of the brain, carotid arteries, aorta, renal arteries, and peripheral vessels, enable improved imaging to differentiate between old or recent strokes, and provide detailed analysis of cardiac chambers, pumping action of the heart, spinal cord, joints and other body parts. This new MRI system was installed and began operating in June 1999.

                        The new MRI equipment is housed in a mobile van leased from General Electric. The van is manufactured by the Calumet Coach Company and is connected directly to the existing building. The van is customized and shielded to provide high quality MRI images and maximum patient safety. The mobile van arrived with the MRI pre-installed in June 1999.

Computed                Computer directed movement of an x-ray tube to produce
Tomography (CT)         multiple cross sectional images of a particular organ or
                        area of the body. Used to detect tumors and other conditions affecting bones and internal organs. Also used to detect the occurrence of strokes, hemorrhages and infections.

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Technical Services                           Description

                         We use the following CT equipment: General Electric Synergy Helical CT System, Model # 2137298; a Medrad MCT Injector System with a 5-year Service Contract; and CT Workstation Upgrade to perform three dimensional Analysis and QCT Bone Mineral Density for osteoporosis. All of this equipment is leased from Value Healthcare, Inc.

Nuclear Imaging          Short-lived radioactive isotopes which release small
                         amounts of radiation are recorded by a gamma camera and processed by a computer to produce an image of various anatomical structures or to assess the function of various organs such as the heart, kidneys, thyroid and bones. Nuclear medicine is used primarily to study anatomic and metabolic functions.

                         We also lease a new nuclear medicine machine from General Electric Medical Systems. The Millenium MG (Multi-Geometry) Dual Rectangular Head Camera represents state-of-the-art equipment. Dual cameras provide for much faster acquisition of data, increasing the quality of images by decreasing patient motion and increasing spatial resolution, thus enhancing cardiac imaging associated with treadmill or pharmaceutical stress testing and quantification of cardiac function. Scans of the bones, thyroid gland, gallbladder, kidneys, and other body parts, will also be enhanced. The system features GENIE Acquisition, a multitasking computer, which features true simultaneous operation of its reconstruction, display, analysis, networking, filming, and archiving functions, to enhance productivity. Included with the nuclear camera are two "dry-view" laser cameras, which are interfaced with nuclear medicine, magnetic resonance imaging, CT, and three ultrasound machines. Traditional chemicals and water baths are not used with these cameras, supplied by Imation, a company associated with Kodak. This equipment was installed and began operating in May 1999.

Electrocardiogram and    Measures heart function under static and stress
Heart Stress Testing     conditions using a treadmill.

                         A new treadmill and cardiac-monitoring system, The Quinton Q4500 Stress Test System, was installed in March 1999. The system is highly mobile, computerized, and programmable to accommodate variable programs for different users performing cardiac stress tests. A self-inflating sphygmomanometer cuff obtains automatic blood pressure readings. The purchase price for this equipment includes 13 months of service under warranty.

Ultrasound               High-frequency sound waves develop images of internal
                         organs, unborn fetuses and the vascular system.
                         Ultrasound has widespread applications, including procedures in obstetrics, gynecology and cardiology.

                         We use three Acuson 128XP Ultrasound systems to provide this service. This equipment is leased from Imaging Associates of Cumberland, Inc. The terms of the lease are discussed below under the heading "Current Debt; Future Capital Requirements."

     In addition to the foregoing equipment, we have additional EKG equipment, vehicles and medical, office, and professional equipment which we use in providing technical services.

     Dr. Jackson's practice group will provide professional diagnostic, treatment, and supervisory services.

     We employ approximately 50 persons in the following professional, administrative and technical capacities.

                         No. Full
     Position             Time               Description of Duties

Professional Medical        1       Licensed physician and surgeon, Board
                                    Certified, specializing in radiology and related diagnostic and treatment aspects of medicine. Supervises technical employees.

Chief Operating Officer     1       Responsible for all our business operational
                                    activities at our various locations.
                                    Operational activities include, but are not limited to, property management, personnel, purchasing, accounts payable, accounts receivable, reception, transcription, and payroll. Also undertakes such projects as we may determine which require the expertise of this officer.

                         No. Full
       Position            Time              Description of Duties

Chief Financial Officer      1      Responsible for contracting, negotiating and
                                    filing applications with insurance companies to become a provider (governmental and commercial). Supervises accounts receivable
                                    (billing Supervisor, billing and
                                    collections). Billing Software applications.
                                    Credentials for medical professional.
                                    Acquiring outside business with facilities and organizations such as federal, state, and county prisons, nursing homes, and free-standing medical clinics. Agreements for special programs and grants, such as with State and County Health Departments.

Radiologic Technologist     14      Licensed technologists certified in specific
                                    modalities to perform diagnostic
                                    radiological procedures ordered by primary care physicians and other medical specialists on patients of all ages.

Billing Staff                7      Codes diagnoses and procedures to submit to
                                    insurance carriers for payment (electronic and hard copy claims). Bills self-pay patients and collecting balances not covered by insurance. Applies receipts and adjustments to proper patient accounts.
                                    Prepares month-end reports for receivables.

Clerical, Reception and     26      Obtains physician orders, health insurance
Maintenance Staff                   information and personal demographics from
                                    patients and schedule procedures. Has proper release forms and assignments signed.
                                    Transcribes the radiologist's reports and findings on performed procedures.
                                    Distributes reports and films to ordering physicians (fax or courier). Maintains files of patient records (films, charts and reports). Maintains quality assurance and compliance records, employee orientation of policies/procedures and peer review.
                                    Purchases supplies (medical, office and
                                    maintenance). Maintains buildings and
                                    grounds.

Executive Secretary          1      Documents and maintains pertinent records
                                    for corporations. Maintains physician's
                                    credentials and Continuing Medical Education files. Responsible for follow-up on patient quality assurance records required by MQSA
                                    (Mammography Quality Standards Act).
                                    Accountable to all departments for
                                    secretarial duties. Calculates employee time cards for payroll. Responsible for advertising, public relations and community activities for the business.

     Members of the professional medical staff are required to hold licenses to practice medicine in Maryland. Dr. Jackson is the only member of our professional medical staff and holds medical licenses from the States of Maryland, West Virginia and Pennsylvania. He also holds permits to dispense controlled dangerous substances from the Drug Enforcement Administration and the states of Maryland and West Virginia. He is also certified by the American Board of Radiology and under the Mammography Quality Standards Act. This act requires the interpretation of 960 mammography studies within a 36 month period and teaching or completing at least 15 continuing medical education credits in mammography within a 36 month period, including six credits in each mammography modality used by him. The State of Maryland requires Dr. Jackson to obtain at least 50 credit hours of continuing medical education every two years.

     All of the radiologic technologists employed by us are licensed by the State of Maryland, certified by the American Registry of Radiologic Technologists and hold cardiopulmonary resuscitation certifications, except for two recent hires, one of whom is preparing for certification examinations. Certain of the radiologic technologists also hold certifications from the American Registry of Diagnostic Medical Sonographers. The Nuclear Medicine Technology Certification Board also certifies one of the radiologic technologists. In order to maintain such certifications, radiologic technologists must obtain continuing education credits every two or three years.

     Certain of our facilities and equipment, including our nuclear equipment, must also be licensed by the State of Maryland and the U. S. Food and Drug Administration. The American College of Radiology accredits our mammography, ultrasound and MRI facilities. Our mammography facilities have met the Mammography Quality Standards Act.

     We are licensed as a Freestanding Major Medical Equipment Facility by the State of Maryland, with licensure extending through September 14, 2003. The purpose of this licensure is to ensure that medical facilities meet certain criteria with regard to patient and equipment health standards to maintain quality patient care. The regulations govern Major Medical Equipment in ambulatory facilities, including the computed tomography scanner and a magnetic resonance imager located at our facility. We have satisfied all of the requirements applicable to a Freestanding Major Medical Facility.

     Many of our technologists require special training and certification. Our success is dependent upon our ability to attract and retain qualified and capable personnel to operate our equipment or provide related services to our customers. Our inability to attract and retain qualified employees could adversely affect our business and financial condition. Similarly, we could be adversely affected by the inability of Dr. Jackson's practice group to retain qualified medical professionals who use our services.

                                OUR MANAGEMENT

Directors, Executive Officers and Senior Management

     F. Daniel Jackson, M.D. is our President, a director, and our controlling shareholder. He has not held any other office or position with us. During the past five years, Dr. Jackson was an employee of F. Daniel Jackson, M.D., P.A., of which he is the sole stockholder and officer. He holds licenses to practice medicine in the States of Maryland, Pennsylvania and West Virginia, and was certified by the American Board of Radiology in 1977. He is 51 years old and earned his M.D. degree from the School of Medicine at the University of North Carolina, Chapel Hill, in 1973. He received postgraduate training in diagnostic radiology from Rochester General Hospital, Rochester New York. Since 1977, Dr. Jackson has practiced diagnostic radiology in the Cumberland, Maryland, area, and has been affiliated at various times with Frostburg Community Hospital, Frostburg, Maryland; Potomac Valley Hospital, Keyser, West Virginia; Memorial Hospital and Medical Center, Cumberland, Maryland; and Garrett County Memorial Hospital, Oakland, Maryland. He is a member of the following professional associations: American Medical Association, American College of Radiology, Maryland Medical and Chirurgical Faculty, Radiological Society of North America, Maryland Radiological Society, and Allegany County Medical Society. He has been a board member of the Allegany County Chapter of the American Cancer Society.

     Dr. Jackson conducts his business at our offices and resides at 726 Washington Street, Cumberland, Maryland.

     Our other executive officers, directors and significant employees and information about them are described below.

-----------------------------------------------------------------------------------------------------------------------------------
     Name, Age and Address             Title                        Business Experience/Employment During Last 5 Years
-----------------------------------------------------------------------------------------------------------------------------------
Frederick J. Hill, 64             Director                   Retired since 1995. Formerly Senior Vice President, Beall, Garner,
822 Buckingham Road                                          Screen and Geare, Inc., Cumberland, MD, a financial services company
Cumberland, Maryland 21502                                   providing insurance, pension planning and discount brokerage services
-----------------------------------------------------------------------------------------------------------------------------------
James F. Scarpelli, Jr., 46       Director                   Vice President, Scarpelli Funeral Home, PA, 108 Virginia Avenue,
894 Eastgate Court                                           Cumberland, MD
Cumberland, Maryland 21501
-----------------------------------------------------------------------------------------------------------------------------------
Larry James Taylor, 50            Chief Operating            Chief Operating Officer and Vice President, The Imaging Center, 201
Route #1, Box 124 D               Officer and Vice           Virginia Avenue, Cumberland, MD, 1996 - present
Keyser, WV 26726                  President
                                                             Interim Plant Manager, Anchor Glass Container, Keyser, WV, a
                                                             manufacturer of glass containers, 1995 - 1997
-----------------------------------------------------------------------------------------------------------------------------------
D. Jeanne Starkey, 50             Chief Financial            Chief Financial Officer and Treasurer, The Imaging Center, 201
753 Washington Street             Officer and                Virginia Avenue, Cumberland, MD, 1996 - present
Cumberland, MD 21502              Treasurer
                                                             Business Manager, The Imaging Center, Cumberland, MD, 1992 - 1996
-----------------------------------------------------------------------------------------------------------------------------------
Carolyn L. Hott, 56               Corporate Secretary        Secretary, The Imaging Center, 715 Williams Street, Cumberland, MD,
319 Caroline Street                                          1990 - present
Cumberland, MD 21502
-----------------------------------------------------------------------------------------------------------------------------------

     None of these persons either is related to any of the others by blood or marriage or has been involved in any material legal proceedings during the past five years, including bankruptcy and significant or material criminal offenses.

Retirement Plan

     We adopted the retirement plan that is sponsored by Dr. Jackson's practice group. This retirement plan is a 401(k) profit-sharing plan open to each employee that has attained age 21 and completed 12 months of service during which the employee completed 1,000 hours of service. We do not match any portion of the elective deferral of the employee; however, we can make a discretionary contribution of up to 15% of eligible compensation annually. Any employer contributions are vested 20% each year with each employee fully vested after five years.

                            EXECUTIVE COMPENSATION

     Because we began operations on July 1, 1999, no compensation or other remuneration was paid to our officers or directors before that date. They did, however, receive compensation from Dr. Jackson's practice group and related entities, which are our predecessors.

     Each of our officers receives compensation from us in the amount of $20,000 annually. Our officers are also officers or employees of Dr. Jackson's practice group and related companies and receive compensation from them. None of our officers has an employment agreement with us.

     Our directors receive $500 for each meeting of the Board of Directors they attend.



            STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

     Dr. Jackson is the sole owner of all 100 issued and outstanding shares of our Class A Voting common stock.

     The following table sets forth the expected respective ownership interests in shares of our Class B Non-Voting common stock of each executive officer and director upon completion of the offering.

                           Ownership of Class B Non-Voting Shares of Common Stock
                                                           Number Owned          Percentage           Number         Percentage
                                                         Before Offering        Owned Before        Owned After     Owned After
                      Name                                                        Offering           Offering         Offering
        F. Daniel Jackson, M.D.                                8,999,000            90%              8,999,000           90%
        Frederick J. Hill, Director                                    0             0                   1,000          .01%
        James F. Scarpelli, Jr., Director                              0             0                   1,000          .01%
        Larry James Taylor, Vice President                             0             0                   1,000          .01%
        D. Jeanne Starkey, Treasurer                                   0             0                   1,000          .01%
        Carolyn L. Hott, Corporate Secretary                           0             0                   1,000          .01%
         Total, all Officers and Directors                     8,999,000            90%              9,004,000        90.05%
        Others                                                         0             0%                995,000         9.95%


     Sale of Shares In the Future by Dr. Jackson Could Adversely Affect the Price of Our Stock. Upon completion of this offering, Dr. Jackson, our controlling shareholder, will own or control 8,999,000, or 90%, of our total outstanding shares of Class B Non-Voting common stock. Dr. Jackson expects to offer and sell his shares of Class B Non-Voting common stock from time to time in accordance with the limitations of applicable federal and state securities laws. These sales could cause the price of the Class B shares to decline. Dr. Jackson has expressed his intent to begin offering and selling his shares of Class B Non-Voting common stock in the near future.

                 EXISTING AND POTENTIAL CONFLICT OF INTERESTS

     Dr. Jackson is our President, a director and the sole owner of all outstanding shares of our Class A Voting common stock. Accordingly, Dr. Jackson will make all decisions regarding our operations, facilities and future development. Dr. Jackson owns 100% of the stock of Value Healthcare, Inc.
and

100% the stock of Imaging Associates of Cumberland, Inc., the companies which leased various items of equipment to us. These transactions were intended to be for fair market value of such equipment, but were not negotiated at arm's length. Dr. Jackson also controls the real estate and building in which our facilities and equipment are located. We leased these facilities under terms we believe to be fair, but not necessarily the same terms as we would have obtained through arm's length negotiations.

    We lease certain of our equipment and our building from Value Healthcare, Inc. and Imaging Associates of Cumberland, Inc. Dr. Jackson controls both of these corporations. Current lease and financing arrangements for the building we occupy and our major equipment are described in the following table.

                                                   Financing/Leasing
       Description                                      Terms                                              Lender/Lessor
Mammography Machine          Purchased for cash on November 20, 1999.                             Not Applicable

MRI Machine                  5 year term. Monthly lease and service payments are $32,974.00 for   General Electric Medical Systems
                             12 months, then $ 43,829.00 for months 13 through 60. A buyout provision is available after 57 months for $ 778,730.00.

Trailer for MRI Equipment    5 year term. Monthly lease payments will be $ 5,396.00, which        General Electric Medical Systems
                             includes service the first year.  A service contract will be signed for years 2 through 5, is estimated to cost about
                             $20,000.00 per year.

Nuclear Medicine Machine     5 year term. Monthly lease and service payments are $ 9,439.00 for   General Electric Medical Systems
                             12 months, then $ 13,939.00 for months 13 through 60. A buyout provision is available after 57 months for $161,126.00.

Treadmill and Cardiac        None /2/                                                             Not Applicable
Monitoring System

Building, 715 Williams       5 year term with right to renew for an additional 5 years. Monthly   Imaging Associates of Cumberland,
Street, Cumberland, MD       lease payments are $5,835 per month for the first 5-year term and    Inc.
                             $7,440 for any renewal term.

Ultrasound, Tomography,      5-year term, subject to renegotiation by mutual consent at any       Imaging Associates of Cumberland,
Fluoroscopy and X-Ray        time (but no more than once each year). Monthly lease payments are   Inc.
Equipment                    $8,175 per month.

GE Synergy CT Machine        5 year term. Monthly lease payments are $14,500 per month.            Value Healthcare, Inc.
and Medrad CT Injector

Notes:
1.  Purchase price was $218,104.09.
2.  Original cost was $23,300.

    Financing on Our Leased Building and Equipment. There is no debt owed upon the building or any of the equipment and other property we lease from Imaging Associates of Cumberland, Inc. and Value Healthcare, Inc. However, the building, equipment and property, together with other property owned by related or affiliated companies, is pledged to The American Trust Bank as security for a debt of approximately $1,400,000 to that bank. Rents under the leases with these companies were calculated as a monthly amount sufficient to pay the original purchase price of such property over a term of five years, in the case of equipment, or ten years, in the case of the building, plus any taxes on such property.

    Terms of Equipment Leases. The equipment leases with Imaging Associates of Cumberland, Inc. and Value Healthcare, Inc. require us to pledge all collectible accounts receivable as security for full payment of rent throughout the term of the lease. These leases require us to comply with and conform to all national, state, municipal, police and other laws, ordinances and regulations in any way relating to the possession, use or maintenance of the leased equipment. The lessors disclaim any warranties regarding such equipment, express or implied.

    We are obligated to maintain the leased equipment in good repair, condition and working order at our own cost and to bear the risk of any loss or damage to the equipment, repairing or replacing it upon loss or damage. We are required under the leases to maintain insurance against loss of and damage to the equipment for not less than its full replacement value and combined public liability and property damage insurance with limits as approved by the lessor, in both cases naming the lessor as loss payee.

     The leases require us to keep the equipment free and clear of all levies, liens and encumbrances, and to pay when due all license and registration fees, assessments and taxes arising from the use or operation of the equipment. The leases require us to indemnify the lessor against, and hold lessor harmless from, any and all claims, actions, suits, proceedings, costs, expenses, damages and liabilities, including reasonable attorney's fees and costs, arising out of, connected with, or resulting from our use of the leased equipment.

     Terms of Building Lease. The lease covers all of the building located at 715 Williams Street, Cumberland, Maryland, which is generally known as "The Imaging Center." The lease may be renegotiated at any time by mutual consent, but not more than once each calendar year. The leased premises may be used and occupied by us for any lawful purpose which complies with applicable zoning ordinances. Except for assignment to related entities or a purchaser of substantially all our assets, we may not sublease all or any part of the leased premises, or assign the lease in whole or in part without the lessor's consent.

     The lease requires us to make, at our expense, all necessary repairs to the leased premises. We may also make additions, improvements and replacements to the leased premises from time to time as we deem desirable. The lease requires us to pay all general real estate taxes and special assessments coming due during the lease term and all personal property taxes with respect to lessor's personal property, if any, on the leased premises. We are responsible for paying all personal property taxes with respect to our personal property at the leased premises.

     If fire or other casualty resulting from our act or negligence damages the building, our obligation to pay rent will not be diminished or abated while such damages are being repaired. We will also be responsible for the costs of repair not covered by insurance. We must maintain fire and extended coverage insurance on the building and the leased premises in such amounts as approved by lessor. We must also maintain, at our expense, fire and extended coverage insurance on all of our personal property located at the leased premises.

     The lease further requires us to maintain comprehensive general liability insurance with respect to the activities in the building providing not less than $1,000,000 combined single limit coverage for bodily injury, property damage or both. Our comprehensive general liability insurance must name the lessor as an additional insured.

     The lease requires us to pay for water, sewer, gas, electricity, telephone and other services and utilities used by us on the leased premises during the term of the lease.

     We are required to comply with the rules of the building adopted and altered by lessor from time to time.

     If fire, casualty or structural defects damage the leased premises so that it cannot be used for our purposes, we are responsible for repairing the damage promptly, at our expense. We are required to pay rent and other charges while the leased premises are inoperable or unfit for occupancy, or use, in whole or in part, for our purposes.

     The lease is subject and subordinate to any existing or future mortgage, deed of trust or other lien upon the leased premises, including any renewals, refinancing and extensions. The lessor may subordinate the lease to any present or future mortgage, deed of trust or other lien placed upon the leased premises or the building. The building we lease is subject to a mortgage securing a $1,400,000 debt to The American Trust Bank, as discussed above.

                          DESCRIPTION OF COMMON STOCK

     General. We are authorized to issue two classes of common stock, consisting of 1,000 shares of Class A Voting common stock $1.00 par value per share, and 9,999,000 shares of Class B Non-Voting common stock $1.00 par value per share. The Class A shares are not offered under this prospectus. Upon completion of the offering, we will have 100 Class A shares and 9,999,000 Class B shares of common stock outstanding, assuming that all Class B shares offered under this prospectus are purchased. The following description of our common stock is qualified in its entirety by reference to our Articles of Incorporation, a copy of which is attached to this prospectus as Appendix E.

     We will act as transfer agent for our common stock.

     Voting and Other Rights of Classes of Common Stock. Holders of Class A Voting common stock are entitled to one vote per share on all matters on which shareholders are entitled to vote generally. The holders of Class A Voting common stock shall have the exclusive right to vote for any and all matters for which our stockholders shall have the right to vote. Shareholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of Class A common stock entitled to vote in any election of directors may elect all of the directors standing for election.

     The holders of Class B Non-Voting common stock have no right to vote for or elect directors or to vote on any other matter submitted to a vote at any meeting of the stockholders. Class B shareholders may be entitled to vote when required by the Maryland General Corporation Law, but then only to the extent not modified or waived by our Articles of Incorporation. We believe that Maryland law does not require a vote by our Class B shareholders on any matter upon which our shareholders may otherwise be entitled to vote. The holders of Class B Non-Voting common stock are entitled to receive notice of the meetings of the stockholders but are not entitled to vote on any matters submitted at these meetings.

     All classes of stock are identical in all other respects.

     The stockholders have no preemptive rights with respect to sale of any additional shares of our common stock. All outstanding shares of common stock and any shares acquired in this offering, when paid for, will not be subject to any calls or assessments.

     Holders of common stock may receive dividends and other distributions when and if declared from time to time by the Board of Directors. We do not intend to declare or pay any dividends on the shares of our common stock in the near future.

     Liabilities of Stockholders. Under Maryland law, our stockholders have no liability when acting in that capacity to laborers, servants or our employees. Maryland courts have, however, held shareholders liable for their actions in other capacities, such as acting as a guarantor or as an officer or director, or by the commission of fraud.

     Liquidation Rights. In the event of a voluntary or involuntary liquidation, dissolution or winding up, after distribution of any amounts required to be distributed to any other class or series of stock having a preference over the outstanding common stock, the holders of common stock are entitled to share ratably in proportion to the number of shares held by each holder in all our assets remaining after payment of our liabilities. Our Articles of Incorporation state that no holder of any class or series of stock shall have any preemptive rights. We may, in our sole discretion, purchase or redeem shares of our stock in accordance with Maryland law. All outstanding shares of common stock are, and the shares offered hereby will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may become subordinate, to the rights of holders of shares of any other class of stock or series of preferred stock which we may designate and issue in the future.

     Ownership of Shares Upon Completion of Offering. Upon completion of the offering, we will have 100 shares of Class A Voting common stock and 9,999,000 shares of Class B Non-Voting common stock outstanding, assuming that all offered shares are purchased. The following table sets forth each person who owns of record as of September 30, 2000, 10% or more of the outstanding shares of common stock, and the expected respective ownership interests expressed as a percentage of total ownership interests, upon completion of the offering.

        -----------------------------------------------------------------------------------
                                                     Ownership Interest*
                                    -------------------------------------------------------
                                         Class A Shares               Class B Shares

                                    -------------------------------------------------------
                  Owner                             Upon                           Upon
                                    Prior to    Completion of     Prior to    Completion of
                                    Offering      Offering        Offering       Offering
        -----------------------------------------------------------------------------------
        F. Daniel Jackson, M.D.**    100%           100%           100%            90%
        -----------------------------------------------------------------------------------
        Other Shareholders***                                        0%            10%
        -----------------------------------------------------------------------------------

        * Expressed as a percentage of all issued and outstanding shares of each class.
        **  Includes shares held in his profit sharing plan.
        *** Includes all purchasers of shares offered by this prospectus, assuming all offered shares are sold.

     Control by Certain Shareholders and Affiliates. Dr. Jackson is the sole owner of all Class A shares and is our President and a director. As such, he controls the election of our directors and all decisions regarding our operations, facilities and future development of our facilities.

     Sales of Additional Shares. Before this offering, no public market existed for the common stock. Sales of substantial amounts of common stock into the public market after the offering, or the perception that such sales could occur, could adversely affect the prevailing market price for the common stock and our ability to raise equity capital. We cannot predict the effect, if any, that the sale or availability for sale in the future of shares of common stock will have on the market price of the common stock prevailing from time to time.

     All shares of Class B Non-Voting common stock sold in this offering will be freely tradable, except that any shares purchased by "affiliates", such as our officers and directors, Dr. Jackson and entities controlled by him, must be sold in compliance with the requirements of applicable state and federal securities laws. Shares acquired by affiliates may be sold from time to time either under a registration statement filed with the SEC or in transactions exempt from registration. Dr. Jackson expects to offer and sell shares of Class B Non-Voting common stock owned by him or entities controlled by him from time to time in accordance with the limitations of applicable law.

     Management and Operation of Company. Ownership of the shares offered by this prospectus does not entitle the owners of those shares to participate in our management or operation, except for any rights granted by Maryland law.

     Possible Effects of Characterization as a "Penny Stock". If our shares are characterized as a penny stock, your ability to sell them could be severely affected. The regulations relating to penny stocks could limit the ability of broker-dealers to sell our shares and, concurrently, your ability to sell your shares in the secondary market.

     Our stock will be a "penny stock" under applicable law and the rules and regulations of the SEC if:

         . its price is less than $5.00 per share

         . it is not traded on a national securities exchange or NASDAQ, or

         . we have:

           . less than $5,000,000 in net tangible assets and have been in business less than three years, or

           . under $2,000,000 in net tangible assets and have been in business for at least three years, or

           . average revenues of less than $6,000,000 for the last three years.

     Based upon the offering price of our stock and our present financial condition, we expect that our stock will be a "penny stock" upon completion of this offering.

     Although we are not subject to any special reporting requirements if our stock is a "penny stock", brokers and dealers trading "penny stocks" are subject to special regulation by the SEC. These regulations impose additional sales practice requirements, including the requirement that purchasers of penny stocks be provided specific information regarding investment in penny stocks as described on SEC Schedule 15G and acknowledge receipt of this information. The broker-dealer must reasonably determine that transactions in penny stocks are suitable for the investor and must secure the investor's written agreement to purchase the security, including its name and the amount of shares to be purchased. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the shares. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account.

                               LEGAL PROCEEDINGS

     We are not a party to any suits or complaints relating to services provided by us or by Dr. Jackson's practice group. However, claims may be asserted against us in the future.

                             REPORTS TO INVESTORS

     Under Maryland law, we are required to prepare annually and submit to the annual meeting of stockholders a full and complete statement of our affairs, including a balance sheet and a financial statement of operations for the preceding fiscal year. This statement is also required by law to be available to all our stockholders for inspection and copying. Stockholders are also entitled to inspect and copy during usual business hours our bylaws, minutes of the meetings of stockholders, annual statements of affairs and voting trust agreements on file at our principal office. Our shareholders are also entitled to obtain from us a statement of each class of stock or other securities issued by us during a specified period of not more than 12 months before the date of the request, the consideration received per share, and the value of any consideration other than money as set in a resolution of our board of directors.


                                 LEGAL MATTERS

     Richard G. McAlee, P.A., Crofton, Maryland, is passing upon certain legal matters with respect to the validity of the shares of Class B Non-Voting common stock. Miles & Stockbridge P.C., Baltimore, Maryland, acted as our special counsel in this offering.

                                    EXPERTS

     Our management prepared the pro forma financial information concerning us contained in this prospectus with the assistance of Huber, Michaels & Company, Certified Public Accountants, based upon past operations of F. Daniel Jackson, M.D., P.A. and related companies. We recalculated this historical information to take into account our creation and the services we will perform for Dr. Jackson's practice group. Our management prepared the financial statements for the nine months ended September 30, 2000, with the assistance of Huber, Michaels & Company, Certified Public Accountants.

     We are independent of all experts and counsel named in this prospectus. None of them has any financial interest in us. Huber, Michaels & Company, Certified Public Accountants, have acted as our independent accountants since we commenced operations on July 1, 1999.

                    AVAILABLE INFORMATION ABOUT THE COMPANY

     We have filed with the United States Securities and Exchange Commission a registration statement on Form SB-1 with respect to the offered shares. We have also filed with the Securities Commissioners of each state in which the shares are offered for sale a registration statement on Form U-1 under the Securities Act of each such state for the offered shares. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. Prospective investors should refer to the registration statement and the exhibits and schedules filed with it for further information about the shares and us. This prospectus contains summaries of the provisions of certain contracts, agreements or other documents, which are not necessarily complete. Certain of these contracts, agreements or documents may be filed as an exhibit to the registration statement and prospective investors should refer to such exhibits for a more complete description of those items.

     A copy of our registration statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the SEC: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the registration statement and the exhibits and schedules thereto can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. The registration statement and any amendments are also available at the SEC's Internet web site, http://www.sec.gov.

     Prior to filing the registration statement, we were not subject to any reporting requirements under the Securities Exchange Act of 1934 or any state securities act. Following effectiveness of the registration statement, we will become subject to the informational and periodic reporting requirements of the Exchange Act. These reports will be available for inspection and copying at the public reference facilities and other regional offices described above, as well as from the SEC's website.

Appendices

     The following appendices are part of this prospectus.

     A - Pro Forma Financial Statements

     B - Audited Financial Report for Six Months Ended December 31, 1999
     C - Unaudited Financial Statements for Nine Months Ended September 30,
         2000
     D - Articles of Incorporation

                                                                      Appendix A



                            THE IMAGING CENTER, INC.

                         PRO FORMA FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                      AND

                       THE SIX MONTHS ENDED JUNE 30, 1999

                            THE IMAGING CENTER, INC.

                         PRO FORMA FINANCIAL STATEMENTS

                              TABLE OF CONTENTS

                                                              Page No.
Pro Forma Balance Sheets                                            1

Pro Forma Statements of Income                                      2

Selected Notes to Financial Statements                            3-9

Supplementary Information

     Historical to Pro Forma Financial Statement Adjustments       15

     Adjusting Entries for Pro Forma Financial Statements          16

     Historical to Pro Forma Financial Statement Adjustments       17

     Adjusting Entries for Pro Forma Financial Statements          18

                           THE IMAGING CENTER, INC.
                           PRO FORMA BALANCE SHEETS
                       December 31, 1998 & June 30, 1999

                                                                                      Dec. 31, 1998        June 30, 1999
                                                                                      -------------        -------------
                                 ASSETS
                                 ------
Current Assets
  Cash                                                                                 $  402,719           $   676,378
  Accounts Receivable                                                                     296,683               247,439
                                                                                       ----------           -----------
Total Current Assets                                                                      699,402               923,817
                                                                                       ----------           -----------
Property, Plant, & Equipment
  Office Furniture and Equipment                                                           74,592                78,651
  Equipment                                                                             1,294,839             4,459,709
  Vehicles                                                                                 20,709                20,709
                                                                                       ----------           -----------
                                                                                        1,390,140             4,559,069
  Less Accumulated Depreciation                                                          (731,036)           (1,159,474)

Total P,P,&E                                                                              659,104             3,399,595
                                                                                       ----------           -----------
Total Assets                                                                           $1,358,506           $ 4,323,412
                                                                                       ==========           ===========


              LIABILITIES AND EQUITY
              ----------------------
Current Liabilities
  Accounts Payable                                                                     $   22,868           $    55,000
  Accrued Liabilities                                                                      20,406                40,000
  Current Portion of Capital Leases Payable                                               224,401               601,505
                                                                                       ----------           -----------
Total Current Liabilities                                                                 267,675               696,505

Long-Term Debt                                                                         ----------           -----------
  Long-Term Leases Payable                                                                473,197             2,724,028
  Deferred Income Taxes                                                                    63,088               162,778
                                                                                       ----------           -----------
Total Liabilities                                                                         803,960             3,583,311
                                                                                       ----------           -----------
Equity
  Common Stock                                                                            180,000               180,000
  Retained Earnings                                                                       374,546               560,101
                                                                                       ----------           -----------
Total Equity                                                                              554,546               740,101
                                                                                       ----------           -----------
Total Liabilities and Equity                                                           $1,358,506           $ 4,323,412
                                                                                       ==========           ===========

                See selected notes to the financial statements

                         PRO FORMA STATEMENTS OF INCOME
      For the Year Ended December 31, 1998 & Six Months Ended June 30, 1999

                                                         Year                   Six Mo.
                                                         Ended                   Ended
                                                     Dec. 31, 1998           June 30, 1999
                                                   ------------------       -----------------
Total Revenue                                             $3,356,141              $1,399,543

Operating Expenses
   Salaries                                                  658,347                 333,963
   Billing and Collection Fees                               347,305                 144,830
   Medical Supplies                                          275,443                 139,988
   Other Operating Expenses                                1,393,773                 348,012
                                                   ------------------       -----------------

Total Operating Expenses                                   2,674,868                 966,793
                                                   ------------------       -----------------

Operating Income                                             681,273                 432,750
                                                   ------------------       -----------------

Other Income (Expenses)
   Interest Income                                            10,994                   3,895
   Misc Income                                                 2,350                       0
   Interest Expense                                          (67,570)               (139,403)
                                                   ------------------       -----------------

Total Other Income (Expense)                                 (54,226)               (135,508)
                                                   ------------------       -----------------

Income  Before Inc. Taxes                                    627,046                 297,242

Provision for Income Taxes                                  (252,500)               (111,687)
                                                   ------------------       -----------------

Net Income                                                  $374,547                $185,555
                                                   ==================       =================

Earnings per share, Class A Common Stock                       $0.04                   $0.02
Earnings per share, Class B Common Stock                       $0.04                   $0.02






                 See selected notes to the financial statements

                           THE IMAGING CENTER, INC.
                    SELECTED NOTES TO FINANCIAL STATEMENTS


NOTE 1 - INTRODUCTION


     The Imaging Center, Inc. will provide the technical component of diagnostic medical services. The historical financial statements for December 31, 1998 and the year then ended and June 30, 1999 and the six months then ended have been restated to reflect a scenario in which the technical component of F. Daniel Jackson, MD, PA is operating independently of all other associated operations, as will be done for the entity The Imaging Center, Inc. Revenues are restated to include only the technical component of the original fees and expenses are
restated to exclude the professional component of the original expenses.   By
contractual agreement, the Imaging Center, Inc. is to receive and recognize as revenue 78.08% of the realizable billings of F. Daniel Jackson, MD, PA. This percentage historically represents the proportion of technical services provided. Technical service revenue is recognized as services are provided. An allowance for doubtful accounts is recognized based on the historical trends of
F. Daniel Jackson, MD, PA. The collections attributable to the Imaging Center, Inc. are paid regularly by F. Daniel Jackson, MD, PA. It is necessary for F. Daniel Jackson to bill the professional and technical components of services provided globally due to the requirements of certain third-party payers. Billing and collection fees are recognized as being 7.81% of realizable billings. This amount is based on historical results and appears reasonable. All interest, rent and advertising expenses are included in the expenses of the Imaging Center, Inc. as these expenses relate to the technical component of diagnostic medical services. Executive salaries have been allocated between the technical and professional components based on management's estimates of the appropriate remuneration for the services provided. Only common expenses are administrative salaries and related costs based on an evaluation of the services provided and amount of time sent. It has been determined that an adequate salary is $20,000, as documented below:

                           Total Annual         Hours             Hours           Imaging         Imaging        Reported in
                              Salary         Worked Per           Worked          Center        Center Salary     Financial
                                                Month                           Percentage                        Statements
President                    $106,700           240.00            45.00            18.75%          $20,006          $20,000
V-Pres.                        46,200           160.00            70.00            43.75%           20,213           20,000
Treasurer                      44,000           160.00            70.00            43.75%           19,250           20,000
Secretary                      24,000           160.00           135.00            84.38%           20,250           20,000

Contracts and Relationships with Insurance Companies, HMO's and Other
Payers


                          Payor/Network                                          Term                        Termination
Allegany County Health Dept. (early detection of breast and         1 year (subject to renewal up     14 days' notice
cervical cancer for low-income women)                               to 5 times)
America's Health Plan, Inc.                                                                           90 days' notice prior to end
                                                                                                      of term
Anthem Health Plan of West Virginia, Inc., (PrimeONE)               1 year (renewed annually)         90 days' written notice
Blue Cross Blue Shield of Maryland                                  1 year (renewed annually)         60 days' written notice
Comprehensive Health Services, Inc. (disability reviews for US      N/A                               N/A
Railroad Retirement Board)
CIGNA Health Care Mid-Atlantic, Inc.                                Year to Year                      60 days' written notice
CIGNA Healthplan Mid-Atlantic, Inc.                                 1 year (renewed annually)         90 days' written notice
Cardio Metrix (disability reviews for US Railroad Retirement        N/A                               N/A
 Board)
Potomac Physicians, P.A.                                            1 year (renewed annually)         90 days' written notice
CHAMPUS                                                             N/A                               N/A
CHIR/CHMC Valley Community Healthcare Network                       1 year (renewed annually)         60 days' notice prior to
                                                                                                      expiration of term
Beverly Enterprises - Maryland, Inc.                                1 year (renewable by agreement)   30 days' written notice

                Payor/Network                                              Term                           Termination
Garrett County Local Health Dept. (early detection of           1 year (subject to renewal up        14 days' written notice
breast and cervical cancer for low-income women)                to 4 times)
Health Care and Retirement Corporation of America               1 year (renewed annually)            30 days' written notice
Physicians Health Plan of Maryland, Inc.                        1 year (renewed annually)            90 days' written notice
Medicaid                                                        Open-ended                           30 days' written notice
Comprehensive Medical Imaging, Inc.                             1 year                               90 days' written notice
Med-Eval, Inc.                                                  2 years (renewed auto-matically      90 days' written notice
                                                                for one-year terms)
Medicare                                                        1 year (renewed annually)            By provider by end of term; by
                                                                                                     Medicare after notice and
                                                                                                     opportunity for hearing (for
                                                                                                     breach of agreement only)
Midatlantic Cardiovascular Associates, P.A.                     1 year                               90 days' written notice
Network Medical Services, Inc.                                  6/1/98 - 12/31/2001 (thereafter      90 days' written notice prior
                                                                renewed annually)                    to expiration of term
Primary One, Inc.                                               1 year (renewed annually)            90 days' written notice
United Health Care of the Mid-Atlantic, Inc.                    1 year (renewed annually)            90 days' written notice (60
                                                                                                     days for Virginia)
West Virginia Workers' Compensation Division                    N/A                                  N/A
West Virginia Medicaid                                          N/A                                  30 days' written notice



Adjustments to the Historical Financial Statements

     The adjustments to the historical financial statements of F. Daniel Jackson, MD, PA, are reflected in the supplemental information. An explanation of the assumptions used and supporting facts follows:


For the Year Ended December 31, 1998 and the Six Months Ended June 30, 1999
---------------------------------------------------------------------------

(A) An evaluation of the revenues of F. Daniel Jackson, MD, PA reflected that approximately 78.08% were derived from the technical components and 21.92% were derived from the professional component. The balances of Accounts Receivable and the Allowance for Doubtful Accounts as of December 31, 1998 on the Pro Forma Financial Statements of The Imaging Center, Inc. reflect the historical collection cycle of the technical revenues of F. Daniel Jackson, MD, PA. For the six months ended June 30, 1999, the same percentages were used. These percentages are based on the current operating results which reflect 13% of annual revenues as gross receivables with a corresponding allowance of 32% of receivables as uncollectible. See Adjusting Entries for Pro Forma Financial Statements Number 1 for December 31, 1998 and Number 2 for June 30, 1999.

(B) An evaluation of the operating expenses of F. Daniel Jackson, MD, PA reflected that an estimated $1,589,586 for the Year Ended December 31, 1998, and $456,328 for the six months ended June 30, 1999, were relative to the professional component. A large portion of the adjustments reflect professional salaries. The balances of the current liabilities as of December 31, 1998, and June 30, 1999, on the Pro Forma Financial Statements of the Imaging Center, Inc. reflect the approximate historical payment cycle of the technical expenses of F. Daniel Jackson, MD, PA. See Adjusting Entries for Pro Forma Financial Statements Number 2 for December 31, 1998 and Number 3 for June 30, 1999.

(C) The financial statements were adjusted to reflect total common stock of $180,000. See Adjusting Entries for Pro Forma Financial Statements Number
3 for December 31, 1998.

(D) Balance sheet account balances on the historical financial statements of F. Daniel Jackson, MD, PA as of January 1, 1998, that derive from the entity before that date are eliminated from the Pro Forma Financial Statements of The Imaging Center, Inc. An adjustment has been made to record working capital and retained earnings applicable to the technical component. The former entity had retained working capital beyond its cash flow requirement. See Adjusting Entries for Pro Forma Financial Statements Number 4 for December 31, 1998.

(E) As described in Note 5, The Imaging Center, Inc., leases several pieces of equipment. Capital leases as of December 31, 1997, have been recorded where they had been recorded in the historical financial statements as operating leases. Depreciation was taken on this equipment in accordance with the Company's depreciation methods described in Note 2. See Adjusting Journal Entries for Pro Forma Financial Statements Number 6 for December 31, 1998.

(F) To record the transactions related to the capital leases described above for the year ended December 31, 1998. See Adjusting Journal Entries for Pro Forma Financial Statements Number 7 for December 31, 1998.

(G)  To record depreciation expense on the assets capitalized described in item
(E) above. See Adjusting Journal Entries for Pro Forma Financial Statements Number 8 for December 31, 1998.

(H) Based on the changes made at the Journal entries above, Deferred and Current Income Taxes on the Accrual Basis are adjusted. These changes have been calculated using applicable federal and state rates. See Adjusting Journal Entries for Pro Forma Financial Statements Number 9 for December 31, 1998.

(I) Billing and Collection fees are recorded. Billing and collection fees are based on the historical information of F. Daniel Jackson, MD, PA and approximate 7.81%. See Adjusting Entries for Pro Forma Financial Statements Number 9 for June 30, 1999.

Additional References for the Six Months Ended June 30, 1999
------------------------------------------------------------

(J) Additional equipment obtained and the relevant financing information is discussed at Note e5. See Adjusting Journal Entries for Pro Forma Financial Statements Number 4 for June 30, 1999.

(K) For the purposes of this Pro Forma Financial Statement, it is assumed that all new equipment was placed in service January 1, 1999. The Historical Financial Statements reflect that the equipment was placed in service throughout the year, and contain expenses for operating leases that were replaced by the equipment in Item (J). As all new equipment is assumed in service at January 1, 1999, the operating expenses for the replaced equipment are omitted. See Adjusting Journal Entries for Pro Forma Financial Statements Number 4 for June 30, 1999.

(L) To record depreciation expense on all equipment purchased through capital leases. See Adjusting Journal Entries for Pro Forma Financial Statements Number 5 for June 30, 1999.

(M) To adjust income taxes for the above entries. See Adjusting Journal Entries for Pro Forma Financial Statements Number 7 for June 30, 1999.

(N) As the Company experiences positive cash flow, the loan from F. Daniel Jackson, MD will be repaid. See Adjusting Journal Entries for Pro Forma Financial Statements Number 8 for June 30, 1999.

(O) Billing and collection fees are recorded. Billing and collection fees are based on the historical information of F. Daniel Jackson, MD, PA, and 7.81%. See Adjusting Entries for Pro Forma Financial Statements Number 9 for June 30,
1999.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting
--------------------

     The Company utilizes the accrual method of accounting for both financial reporting and tax purposes. Under the accrual method, revenue is recognized when services are provided and expenses are recognized in the period in which they are incurred. For financial reporting purposes, the Company has capitalized certain leases that have been treated as operating leases for tax purposes. This difference in reporting revenue and expenses has resulted in the recognition of deferred income taxes on the balance sheets presented.

Uses of Estimates
-----------------

     Preparation of financial statements in accordance with Generally Accepted Accounting Principles requires the use of estimates. Management uses estimates to determine the value of receivables and the useful lives of property and equipment. There will be differences in the estimated and actual results, and these differences could be material.

Revenue Recognition
-------------------

     Revenue is recognized as services are provided at 78.08% of net realizable billings (billings net of contractual allowances) of F. Daniel Jackson, MD, PA. This percentage has historically been the technical services portion of the total services provided. This rate is not subject to change during the duration of the contract between the two parties. Operating revenue is not generated from any other sources.

     During the periods presented, a significant portion of the Company's services were provided to patients under agreements with Medicare, Medicaid, Blue Cross/Blue Shield and other third party insurance contracts. Payments for these services are based on defined allowable reimbursements rather than on the basis of standard billing rates. The difference between the standard billing rate and allowable reimbursement rate results in contractual allowances which are recorded as a deduction from revenue. Contractual allowances for the year ended December 31, 1998 and the six months ended June 30, 1999, were $1,579,360 and $658,608, respectively. Future changes in the Company's Medicare, Medicaid, Blue Cross/Blue Shield and other third party insurance contracts, and possible reductions in funding, could have an adverse impact on the future operating results of the Company.

An allowance for uncollectible accounts representing an amount of accounts receivable that will not be collected, after contractual allowances, has not been recorded. Management has determined, based on historical results, that there are no uncollected net realizable billings. Final determination of amounts earned under the above referenced contracts is subject to review by the appropriate governmental authority, or their agent. In the opinion of management, adequate provision has been made in the accompanying financial statements for any adjustments that may result from such reviews.

Depreciation
------------

     Fixed assets are recorded at cost and depreciated using accelerated methods in accordance with Internal Revenue Service regulations, and straight line methods. Where accelerated methods have been used, the differences between depreciation calculated using Generally Accepted Accounting Principles and Internal Revenue Service regulations is not material. Depreciable lives with each classification are as follows:

     Office furniture and equipment      5-7 years
     Equipment                           5-7 years
     Vehicles                            3-5 years
     Leasehold improvements              31.5 years

Other current assets
--------------------

     Accounts receivable arise in the normal course of business. These receivables are not collateralized.


NOTE 3 - OTHER LIABILITIES

     Accrued liabilities represent items such as accrued salaries and payroll taxes payable.

                           THE IMAGING CENTER, INC.
                    SELECTED NOTES TO FINANCIAL STATEMENTS


NOTE 4 - INCOME TAXES


     Provisions for income taxes on pro forma pretax income have been included using the graduated rates currently in effect for corporations. Deferred tax liabilities have been calculated at the rate of 41%.

NOTE 5 - EQUIPMENT LEASES

     For the Year Ended December 31, 1998, the Corporation leased equipment from Value Healthcare, Inc. (a related party) and Imaging Associates of Cumberland, Inc. (a related party). These leases have been recorded as capital leases and each have a term of 60 months. The lease with Value Healthcare, Inc. began on January 1, 1997. The lease with Imaging Associates of Cumberland, Inc. began on September 1, 1996, and may be renegotiated at any time, but not more than once a year. These leased assets are pledged as security for debt of $1.4 million of debt of related parties.

     For the Year Ended December 31, 1998, the Company also leased a building from Imaging Associates, Inc. (a related party) with a 60 month term for $70,020 a year. The building is insured for $711,000 at an annual cost of $2,919. A $300,000 limit per fire and certain other limits apply. The lease is automatically renewed unless a written notice is given at the end of the lease. Rent on the building will be increased to $89,280 per year if the lease is renewed after the initial five years.

     All leases with related parties will not exceed market rates that would be obtained with the unrelated entities. All collections on accounts receivable are pledged as security for the lease payments with related parties. Included in the insurance policy for the building is $2,500,000 coverage for equipment, with certain limits applying.

The following is a schedule of future minimum lease payments required under the above leases as of January 1, 1999.

                  Year ending December 31,       Amount
                  ------------------------       ------
                            1999                  $  342,120
                            2000                     342,120
                            2001                     309,420
                            2002                      70,020
                            2003                      70,020
                                                  ----------
                                                  $1,133,700
                                                  ==========

                            THE IMAGING CENTER, INC.
                     SELECTED NOTES TO FINANCIAL STATEMENTS

NOTE 5 - EQUIPMENT LEASES (Continued)
-------------------------------------

     The following is a schedule of the long-term debt under the capital leases for the equipment as of January 1, 1998.

                  Year ending December 31,       Amount
                  ------------------------       ------
                            1998                  $224,401
                            1999                   243,027
                            2000                   230,170
                            2001                       -0-
                            2002                       -0-
                                                  --------
                                                  $697,598
                                                  ========

     The Company began leasing equipment from GE Healthcare Services. In 1999, the statements are adjusted as if the leases began January 1, 1999. These leases have been recorded as capital leases and each have a term of 60 months. Two of the leases with GE Healthcare have an early purchase option after 57 months for 33% of the original equipment cost, or $939,856.

The following is a schedule of the future minimum lease payments for all leases described in this note.

                                                      Amount
                                                      ------
               Six Months ending June 30, 1999     $  457,914
               Year Ending June 30,
               --------------------
                       2000                           915,828
                       2001                           915,828
                       2002                           747,078
                       2003                           643,728
                                                   ----------
                                                   $3,680,376
                                                   ==========

     The following is a schedule of the long-term debt under the capital leases for all leases described in this note.

               Year Ending June 30,                  Amount
               --------------------                  ------
                  1999                               601,505
                  2000                               651,427
                  2001                               532,786
                  2002                               467,415
                  2003 and thereafter              1,072,400
                                                  ----------
                                                  $3,325,533
                                                  ==========

                           THE IMAGING CENTER, INC.
                    SELECTED NOTES TO FINANCIAL STATEMENTS

NOTE 6 - COMMON STOCK


     The Company is authorized to issue 1,000 shares of Class A Voting Common Stock, $0.02 stated value per share, 100 shares of which are issued and
outstanding.   F. Daniel Jackson, M.D. owns 100% of these shares.  Holders of
Class A shares are entitled to one vote per share on all matters for which the stockholders of the Corporation shall have the right to vote.

     The Company is authorized to issue 9,999,000 shares of Class B Non-Voting Common Stock $0.02 stated value per share, 8,999,000 shares which are issued and outstanding. F. Daniel Jackson, M.D. owns 100% of these shares. Holders of Class B shares do not have any right to vote on any matters, but are entitled to receive notification of the meetings of the stockholders.

     There are no preferences regarding dividend distributions and liquidations with respect to Class A voting or Class B nonvoting shares. The per share price of the stock was set to equal book value as of the date of inception of the Company. The per share price did not reflect any consideration for goodwill or going concern value, which is typical for a non-public start-up entity.

NOTE 7 - EARNINGS PER SHARE

Basic EPS Computation


Description                           Year Ended December 31, 1998    Six Months Ended June 30, 1999
-----------                           ----------------------------    ------------------------------
Net Income                                       $  374,546                      $  185,555
Less:  Dividends paid                                   -0-                             -0-
                                                 ----------                      ----------

Income available to
   Common Stockholders                              374,546                         185,555
                                                 ----------                      ----------

Number of Shares of
   Common Stock                                   8,999,100                       8,999,100
                                                 ----------                      ----------

Basic EPS                                        $     0.04                      $     0.02
                                                 ==========                      ==========

NOTE 8 - PROFESSIONAL LIABILITY INSURANCE


     F. Daniel Jackson, MD, has primary liability insurance covering $1,000,000 per occurrence and $3,000,000 annually, and an excessive professional liability policy covering $1,000,000 per occurrence and $1,000,000 annually. The annual premium is $10,662 for both policies, but has been reduced 30% to $7,463 based on Dr. Jackson's claim free status.

                            THE IMAGING CENTER, INC.

                     SELECTED NOTES TO FINANCIAL STATEMENTS


NOTE 9 - MANAGEMENT DISCUSSION AND ANALYSIS


     The Company has demonstrated positive earnings for both periods. Solvency is demonstrated by a strong ratio of total current assets to total current liabilities. The fair market value of equipment approximates the balance due on the related capital leases.

     In its first six months of operations ended December 31, 1999, the Company did not meet its earnings projections. Management believes projections were not met due to the time spent in establishing and organizing this new entity. The initial startup is now behind the Company, and management believes results for the next six months should be closer to those projected. A comparison of pro forma and actual results is as follows:

                                                         Pro Forma Six Months            Actual Six Months
                                                             June 30, 1999               December 31, 1999
                                                             -------------               -----------------
          Revenue                                              $1, 399.543                    $1,329,341
          Income from operations                               $   432,750                    $  180,668
          Net Income                                           $   185,555                    $   42,306
          Earnings per share                                   $       .02                    $     .005

                                                     THE IMAGING CENTER, INC.
                                                     SUPPLEMENTARY INFORMATION
                                      HISTORICAL TO PRO FORMA FINANCIAL STATEMENT ADJUSTMENTS

                                                                         Balances per                                 Balances per
                                                                    December 31, 1998                            December 31, 1998
Category                                                         Financial Statements       #          AJE's         Pro Forma F/S
--------                                               ------------------------------   -----     ----------  --------------------
Cash                                                                           19,044      (1)       854,864               402,719
                                                                                           (2)     1,446,402
                                                                                           (3)       170,000
                                                                                           (4)      (850,314)
                                                                                           (8)      (889,972)
                                                                                           (9)      (347,305)
----------------------------------------------------------------------------------------------------------------------------------
Investments                                                                   239,775      (4)      (239,775)                    0
----------------------------------------------------------------------------------------------------------------------------------
Accounts Receivable                                                         2,093,742      (1)    (1,797,059)              296,683
----------------------------------------------------------------------------------------------------------------------------------
Office Furniture & Equipment                                                   74,592                                       74,592
----------------------------------------------------------------------------------------------------------------------------------
Equipment                                                                     176,354      (5)     1,118,485             1,294,839
----------------------------------------------------------------------------------------------------------------------------------
Vehicles                                                                       20,709                                       20,709
----------------------------------------------------------------------------------------------------------------------------------
Accumulated Depreciation                                                     (256,754)     (5)      (250,584)             (731,036)
                                                                                           (7)      (223,698)
----------------------------------------------------------------------------------------------------------------------------------
Accounts Payable                                                              (44,573)     (2)        21,705               (22,868)
----------------------------------------------------------------------------------------------------------------------------------
Accrued Liabilities                                                          (101,141)     (2)        80,735               (20,406)
----------------------------------------------------------------------------------------------------------------------------------
Accrued Pension                                                               (40,744)     (2)        40,744                     0
----------------------------------------------------------------------------------------------------------------------------------
Current Portion Leases payable                                                      0      (5)      (207,203)             (224,401)
                                                                                           (6)       (17,198)
----------------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes                                                        (717,260)     (8)       654,172               (63,088)
----------------------------------------------------------------------------------------------------------------------------------
Note Payable - F. Daniel Jackson                                              (43,511)     (4)        43,511                     0
----------------------------------------------------------------------------------------------------------------------------------
Long-term Lease Payable                                                                    (5)      (697,598)             (473,197)
                                                                                           (6)       224,401
----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                  (10,000)     (3)      (170,000)             (180,000)
----------------------------------------------------------------------------------------------------------------------------------
Retained Earnings                                                          (1,410,234)     (4)     1,046,578              (374,546)
                                                                                           (5)        36,900
                                                                                           (6)      (223,696)
                                                                                          (10)       175,906
----------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                    (4,298,336)     (1)       942,195            (3,356,141)
----------------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                                          3,741,854      (2)    (1,589,586)            2,674,868
                                                                                           (6)       (48,403)
                                                                                           (7)       223,698
                                                                                           (9)       347,305
----------------------------------------------------------------------------------------------------------------------------------
Interest Income                                                               (10,994)                                     (10,994)
----------------------------------------------------------------------------------------------------------------------------------
Miscellaneous Income                                                           (2,350)                                      (2,350)
----------------------------------------------------------------------------------------------------------------------------------
Interest Expense                                                                2,674      (6)        64,896                67,570
----------------------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                                                     16,700      (8)       235,800               252,500
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                    550,453     (10)      (175,906)              374,547
----------------------------------------------------------------------------------------------------------------------------------
TOTALS                                                                              0                      0                     0
                                                       ==============================             ==========  ====================

                                                     THE IMAGING CENTER, INC.
                                                     SUPPLEMENTARY INFORMATION
                                       ADJUSTING ENTRIES FOR PRO FORMA FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED DECEMBER 31, 1998

Number         Account / Description                                                 Debit                  Credit       Reference
------         ---------------------                                                 -----                  ------       ---------
(1)            Revenue                                                             942,195                               Note 1(A)
                Accounts Receivable                                                                      1,797,059
                Cash                                                               854,864
               To adjust revenue, which reflects the professional component of the services

(2)            Cash                                                              1,446,402                               Note 1(B)
               Accounts Payable                                                     21,705
               Accrued Liabilities                                                  80,735
               Accrued Pension                                                      40,744
                Operating Expenses                                                                      1,589,586
               To remove operating expenses which reflect the professional component of the services provided on the Historical Financial Statements, adjust Liabilities for the estimated balances of those expenses, and record billing and collection fees.

(3)            Cash                                                                170,000                               Note 1(C)
               Common Stock                                                                               170,000
               To adjust common stock to reflect the issuance of 100 shares of Class A Voting Common
               Stock and 8,999,000 shares of Class B Non-Voting Common Stock to F. Daniel Jackson at
               book value of $.02 per share.

(4)            Retained Earnings                                                 1,046,578                               Note 1(D)
               Note Payable - F. Daniel Jackson                                     43,511
                Investments                                                                               239,775
                Cash                                                                                      850,314
               To record working capital and retained earnings from the assets and liabilities of the Balance Sheet at January 1, 1998, that do not relate to the technical component of The Imaging Center, Inc.

(5)            Cash                                                                300,000                               Note 1(E)
                Note Payable - F. Daniel Jackson                                                          300,000
               To reflect working capital provided.

(6)            Equipment                                                         1,118,485                               Note 1(F)
                Accumulated Depreciation                                                                  250,584
                Current Portion Capital Lease Payable                                                     207,203
                Long-term Portion Capital Lease Payable                                                   697,598
               Retained Earnings                                                    36,900
               To adjust January 1, 1998, balance to reflect capital leases.

(7)            Long-term Capital Lease Payable                                     224,401                               Note 1(G)
               Interest Expense                                                     64,896
                Current Portion Capital Lease Payable                                                      17,198
                Operating Expenses                                                                         48,403
                Retained Earnings                                                                         223,696
               To reflect 1998 capital lease payments.

(8)            Operating Expenses                                                  223,698                               Note 1(H)
                Accumulated Depreciation                                                                  223,698
                         To record depreciation expense on equipment leased through capital leases.

(9)            Deferred Income Taxes                                                12,282                               Note 1(I)
               Provision for Income Taxes                                          235,800
                Cash                                                                                      248,082
               To reflect change in income taxes based on above AJE's.

(10)           Retained Earnings                                                   175,906
                Net Income                                                                                175,906
               To adjust retained earnings and net income for above entries.


                                                         THE IMAGING CENTER, INC.
                                                       SUPPLEMENTARY INFORMATION
                                        HISTORICAL TO PRO FORMA FINANCIAL STATEMENT ADJUSTMENTS

                                                                    Balances per                             Balances per
                                                                   June 30, 1999                            June 30, 1999
Category                                                    Financial Statements       #          AJE's     Pro Forma F/S
--------                                                    ---------------------   ----- --------------   ------------------
Cash                                                                     261,062      (1)       383,674           676,378
                                                                                      (2)      (569,296)
                                                                                      (3)       663,327
                                                                                      (6)       301,791
                                                                                      (7)        11,670
                                                                                      (8)      (231,020)
                                                                                      (9)      (144,830)
-------------------------------------------------------------------------------------------------------------------------
Investments                                                              303,947      (1)      (239,775)                0
                                                                                      (3)       (64,172)
-------------------------------------------------------------------------------------------------------------------------
Accounts Receivable                                                    1,868,107      (1)    (1,797,059)          247,439
                                                                                      (2)       176,391
-------------------------------------------------------------------------------------------------------------------------
Office Furniture & Equipment                                              78,651                                   78,651
-------------------------------------------------------------------------------------------------------------------------
Equipment                                                                198,769      (1)     1,118,485         4,459,709
                                                                                      (4)     3,142,455
-------------------------------------------------------------------------------------------------------------------------
Vehicles                                                                  20,709                                   20,709
-------------------------------------------------------------------------------------------------------------------------
Accumulated Depreciation                                                (263,702)     (1)      (474,282)       (1,159,474)
                                                                                      (5)      (421,490)
-------------------------------------------------------------------------------------------------------------------------
Accounts Payable                                                         (53,170)     (1)        21,705           (55,000)
                                                                                      (3)       (23,535)
-------------------------------------------------------------------------------------------------------------------------
Accrued Liabilities                                                      (42,187)     (1)        80,735           (40,000)
                                                                                      (3)       (78,548)
-------------------------------------------------------------------------------------------------------------------------
Accrued Pension                                                                0      (1)        40,744                 0
                                                                                      (3)       (40,744)
-------------------------------------------------------------------------------------------------------------------------
Current Portion Leases Payable                                                 0      (1)      (224,401)         (601,505)
                                                                                      (4)      (377,104)
-------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes                                                   (691,534)     (1)       654,172          (162,778)
                                                                                      (7)      (125,416)
-------------------------------------------------------------------------------------------------------------------------
Note Payable - F. Daniel Jackson                                         (43,511)     (1)        43,511                 0
                                                                                      (4)      (231,020)
                                                                                      (8)       231,020
-------------------------------------------------------------------------------------------------------------------------
Long-term Leases Payable                                                       0      (1)      (473,197)       (2,724,028)
                                                                                      (4)    (2,250,831)
-------------------------------------------------------------------------------------------------------------------------
Common Stock                                                             (10,000)     (1)      (170,000)         (180,000)
-------------------------------------------------------------------------------------------------------------------------
Retained Earnings                                                     (1,627,141)     (1)     1,035,688          (560,101)
                                                                                     (10)        31,352
-------------------------------------------------------------------------------------------------------------------------
Revenue                                                               (1,792,448)     (2)       392,905        (1,399,543)
-------------------------------------------------------------------------------------------------------------------------
Operating Expenses                                                     1,581,495      (3)      (456,328)          966,793
                                                                                      (4)      (422,903)
                                                                                      (5)       421,490
                                                                                      (7)      (301,791)
                                                                                      (9)       144,830
-------------------------------------------------------------------------------------------------------------------------
Interest Income                                                           (3,895)                                  (3,895)
-------------------------------------------------------------------------------------------------------------------------
Miscellaneous Income                                                           0                                        0
-------------------------------------------------------------------------------------------------------------------------
Interest Expense                                                               0      (4)       139,403           139,403
-------------------------------------------------------------------------------------------------------------------------
Provision for Income Taxes                                                (2,059)     (7)       113,746           111,687
-------------------------------------------------------------------------------------------------------------------------
Net income                                                               216,907     (10)       (31,352)          185,555
-------------------------------------------------------------------------------------------------------------------------

TOTALS                                                                         0                      0                 0
                                                                 ===============          ==============   ==============

                                                               THE IMAGING CENTER, INC.
                                                               SUPPLEMENTARY INFORMATION
                                                  ADJUSTING ENTRIES FOR PRO FORMA FINANCIAL STATEMENTS
                                                        FOR THE SIX MONTHS ENDED JUNE 30, 1999

Number                   Account / Description                       Debit              Credit      Reference
------   ----------------------------------------------------        ---------         ---------    ---------
(1)      Cash                                                          383,674                      Notes
         Accounts Payable                                               21,705                      1(A) - 1(I)
         Equipment                                                   1,118,485                      12/31/98
         Accrued Liabilities                                            80,735
         Accrued Pension                                                40,744
         Deferred Income Taxes                                         654,172
         Note Payable - F. Daniel Jackson                               43,511
         Retained Earnings                                           1,035,688
           Investments                                                                   239,775
           Accounts Receivable                                                         1,797,059
           Accumulated Depreciation                                                      474,282
           Current Portion Leases Payable                                                224,401
           Long-term Leases Payable                                                      473,197
           Common Stock                                                                  170,000
         To record cumulative effect of entries made when completing Pro Forma Financial Statements for The
         Imaging Center, Inc. for the Year Ended December 31, 1998.


(2)      Revenue                                                       392,905                      Note 1(A)
         Accounts Receivable                                           176,391
           Cash                                                                          569,296
         To remove 21.92% of revenue, which reflects the professional component of the services provided on the
         Historical Financial Statements, and adjust Accounts Receivable for the Allowance for Doubtful Accounts
         based on the available historical information.

(3)      Cash                                                          663,327                      Note 1(B)
         Accounts Payable                                                                 23,535
         Accrued Liabilities                                                              78,548
         Accrued Pension                                                                  40,744
           Investments                                                                    64,172
           Operating Expenses                                                            456,328
         To remove operating expenses which reflect the professional component of the services provided on the Historical Financial Statements, and adjust Liabilities for the estimated outstanding balances of those expenses.

(4)      Equipment                                                   3,142,455                      Note 1(J)
           Note Payable - F. Daniel Jackson                                              231,020
           Current Portion Leases Payable                                                377,104
           Long-term Leases Payable                                                    2,250,831
         Interest Expense                                              139,403
           Operating Expenses                                                            422,903
         To record new equipment purchased and acquired by capital leases at January 1, 1999, and the leasing transactions for the six months ended June 30, 1999.

(5)      Operating Expenses                                            421,490                      Note 1(K)
           Accumulated Depreciation                                                      421,490
         Adjust Accumulated Depreciation for Leased Equipment.

(6)      Cash                                                          301,791                      Note 1 (L)
           Operating Expenses                                                            301,791
         To adjust for terminated operating leases.

(7)      Cash                                                           11,670                      Note 1(M)
         Provision for Income Taxes                                    113,746
           Deferred Income Taxes                                                         125,416
         Reflect the changes in income taxes based on the above entries.

(8)      Note Payable - F. Daniel Jackson                              231,020                      Note 1(N)
           Cash                                                                          231,020
         To repay the loan to F. Daniel Jackson

(9)      Operating Expenses                                            144,830                      Note 1(O)
           Cash                                                                          144,830
         To record billing and collection fees of approximately 7.81% of realizable billings based on historical averages.

(10)     Retained Earnings                                              31,352
           Net Income                                                                     31,352
         To reconcile Retained Earnings for the various
         entries.

                                                                      Appendix B


                           THE IMAGING CENTER, INC.


                               FINANCIAL REPORT


                               DECEMBER 31, 1999

                           THE IMAGING CENTER, INC.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS

     Balance Sheet                                                             2

     Income Statement                                                          3

     Statement of Retained Earnings                                            4

     Statement of Cash Flows                                                   5

NOTES TO FINANCIAL STATEMENTS                                               6-11

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


Board of Directors
The Imaging Center, Inc.
Cumberland, MD 21502


     We have audited the accompanying balance sheet of The Imaging Center, Inc. as of December 31, 1999, and the related statements of income, retained earnings, and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Imaging Center, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the six months then ended in conformity with generally accepted accounting principles.




Cumberland, Maryland

February 7, 2000

                           THE IMAGING CENTER, INC.
                                 Balance Sheet
                               December 31, 1999

          ASSETS

CURRENT ASSETS
    Cash in bank - regular                                                      $      58,540
    Pru-Bache Money Market                                                                 16
    Accounts receivable                                                               225,988
    Due from Imaging Associates                                                        18,006
    Deferred tax asset                                                                 36,968
    Prepaid insurance                                                                   4,725
                                                                                -------------

       Total Current Assets                                                           344,243
                                                                                -------------

PROPERTY, PLANT & EQUIPMENT
    Equipment                                                                       4,251,796
    Less: accumulated depreciation                                                   (254,300)
                                                                                -------------

       Total Property, Plant & Equipment                                            3,997,496
                                                                                -------------

TOTAL ASSETS                                                                        4,341,739
                                                                                =============

        LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
    Current maturities - leases                                                 $     618,915
    Accounts payable                                                                   25,926
    Salaries payable                                                                   14,132
    Payroll taxes payable                                                              17,915
    Income taxes payable                                                               26,183
    Accrued pension                                                                    13,653
    Due to F. Daniel Jackson, MD, PA                                                  207,617
                                                                                -------------

       Total Current Liabilities                                                      924,341
                                                                                -------------

LONG-TERM DEBT
    Capital leases                                                                  3,825,334
    Less: current maturities                                                         (618,915)
                                                                                -------------

       Total Long-Term Debt                                                         3,206,419
                                                                                -------------

TOTAL LIABILITIES                                                                   4,130,760
                                                                                -------------

STOCKHOLDER'S EQUITY
    Capital stock                                                                     179,982
    Retained Earnings                                                                  30,997
                                                                                -------------

       Total Stockholder's Equity                                                     210,979
                                                                                -------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                          4,341,739
                                                                                =============

                       See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                               Income Statement
                  For the Six Months Ended December 31, 1999

REVENUE
     Technical fees                                             1,329,341
                                                               ------------
OPERATING EXPENSES
     Billing and collection fee                                   133,430
     Salaries                                                     472,047
     Pension expense - office                                      13,653
     Directors' fees                                                7,500
     Payroll taxes                                                 46,582
     Supplies - office                                              2,060
     Supplies - medical                                            90,559
     Medical expense                                                  522
     Legal and accounting                                           5,100
     Directors' and officers' insurance                             1,575
     Malpractice insurance                                          7,710
     Group and life insurance                                      17,628
     Postage                                                          324
     Office expense                                                    28
     Bank charges                                                     228
     Professional development                                         575
     Depreciation expense                                         254,300
     Organizational expense                                        14,548
     Building lease                                                35,010
     Equipment repairs and maintenance                             55,605
     Miscellaneous expense                                            807
     Licenses and certification fees                                2,880
     Meals and entertainment                                          308
                                                               ----------
       Total Operating Expenses                                 1,162,979
                                                               ----------

OPERATING INCOME                                                  166,362

OTHER INCOME (EXPENSE)
     Interest income                                                  343
     Miscellaneous income                                             874
     Interest expense                                            (128,367)
                                                               ----------

NET INCOME BEFORE INCOME TAXES                                     39,212

INCOME TAXES
     Federal income taxes                                          (5,470)
     State income taxes                                            (2,745)
                                                               ----------

NET INCOME                                                     $   30,997
                                                               ==========

                       See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                        Statement of Retained Earnings
                               December 31, 1999

BALANCE, beginning of period
                                                      $     0

   Net income for the period                           30,997
                                                   ----------

BALANCE, end of period                                $30,997
                                                   ==========

                       See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                            Statement of Cash Flows
                  For the Six Months Ended December 31, 1999

Cash flows from operating activities:

  NET INCOME                                                          $  30,997

  Adjustments to reconcile net income
   to net cash provided by operating
   activities:

   Depreciation                                           $ 254,300
   Change in accounts receivable                           (225,988)
   Change in due from F. Daniel Jackson, MD, PA             207,617
   Change in due from Imaging Associates                    (18,006)
   Change in deferred tax asset                             (36,968)
   Change in prepaid insurance                               (4,725)
   Change in current maturities - leases                    618,915
   Change in accounts payable                                25,926
   Change in salaries payable                                14,132
   Change in payroll taxes payables                          17,915
   Change in income taxes payable                            26,183
   Change in accrued pension                                 13,653
                                                        -----------
      Total adjustments                                                 896,193
                                                                     ----------

      NET CASH PROVIDED BY OPERATING ACTIVITIES                         923,951
                                                                     ----------

Cash flow from investing activities:
   Purchase of equipment                                             (4,251,796)
                                                                     ----------

      NET CASH USED BY INVESTING ACTIVITIES                          (4,251,796)
                                                                     ----------


Cash flow from financing activities:
   Proceeds from common stock issuance                      179,982
   Proceeds of capital leases                             4,035,642
   Repayment of capital leases                             (827,272)
                                                        -----------

      NET CASH USED BY FINANCING ACTIVITIES                           3,386,402
                                                                     ----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                  58,557

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                0


CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  58,557
                                                                     ==========

Income taxes paid                                                     $  45,183
Interest paid                                                         $ 128,367
                                                                     ==========

                       See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS
---------------------------

          The Imaging Center, Inc. provides the technical component of diagnostic medical services. The professional component of the services are provided by F. Daniel Jackson, MD, PA (a related party) By contractual agreement, the Imaging Center, Inc. is to receive and recognize as revenue 78.08% of the realizable billings of F. Daniel Jackson, MD, PA. This percentage historically represents the proportion of technical services provided. Technical service revenue is recognized as services are provided. An allowance for doubtful accounts is to be recognized based on the historical trends of F. Daniel Jackson, MD, PA. The collections attributable to the Imaging Center are paid regularly by F. Daniel Jackson, MD, PA. Billing and collection fees are recognized as being 7.81% of realizable billings. This amount is based on historical results and appears reasonable. All interest, rent and advertising expenses are included in the expenses of The Imaging Center, Inc. as these expenses relate to the technical component of diagnostic medical services. Executive salaries have been allocated between the technical and professional components based on management's estimates of the appropriate remuneration for the services provided. Only common expenses are administrative salaries and related costs based on an evaluation of the services provided and amount of time spent. It has been determined that an adequate salary is $20,000 as documented below.

              Total     Hours            Imaging   Imaging   Reported
             --------  -------          ---------  -------  ----------
              Annual   Worked   Hours    Center    Center   in Finan.
             --------  -------  ------  ---------  -------  ----------
              Salary   Per Mo.  Worked  Percent.   Salary   Statements
             --------  -------  ------  ---------  -------  ----------
Pres.        $106,700  240.000   45.00     18.75%  $20,006     $20,000
V-Pres.        46,200  160.000   70.00     43.75%   20,213      20,000
Treas.         44,000  160.000   70.00     43.75%   19,250      20,000
Secretary      24,000  160.000  135.00     84.38%   20,250      20,000

          The agreement between The Imaging Center, Inc. and F. Daniel Jackson, MD, PA is for a period of five years beginning October 14, 1999. The contract will automatically renew for additional five year periods unless either corporation provides written notice of intent not to renew at least ninety (90) days prior to expiration. F. Daniel Jackson, MD, PA

                     See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS - (Continued)
----------------------------------------

     is responsible for billing for all services provided and is the contractual professional provider with respect to third party payors. The Company has no liability to third party payors for technical services performed. The agreement also states the two corporations will fully cooperate with one another in defending or prosecuting potential claims for injury or lawsuit.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------

     Method of Accounting
     --------------------

          The Company utilizes the accrual method of accounting for both financial reporting and tax purposes. Under the accrual method, revenue is recognized when services are provided and expenses are recognized in the period in which they are incurred. For financial reporting purposes, the Company has capitalized certain leases that have been treated as operating leases for tax purposes. This difference in reporting revenue and expenses has resulted in the recognition of deferred income taxes on the balance sheets presented.

     Revenue Recognition
     -------------------

          Revenue is recognized as services are provided at 78.08% of net realizable billings (billings net of contractual allowances) of F. Daniel Jackson, MD, PA. This percentage has historically been the technical services portion of the total services provided. This rate is not subject to change during the duration of the contract between the two parties. Operating revenue is not generated from any other sources.

          During the period presented, a significant portion of the Company's services were provided to patients under agreements with Medicare, Medicaid, Blue Cross/Blue Shield and other third party insurance contracts. Payments for these services are based on defined allowable reimbursements rather than on the basis of standard billing rates. The difference between the standard billing rate and allowable reimbursement rate results in contractual allowances which are recorded as a deduction from revenue. Contractual allowances for the six months ended December 31, 1999 were $625,572. Future changes in the Company's Medicare, Medicaid, Blue Cross/Blue Shield and other third party insurance contracts, and possible reductions in funding, could have an adverse impact on the future operating results of the Company.

     An allowance for uncollectible accounts representing an amount of accounts receivable that will not be collected, after contractual allowances, has not been recorded. Management has determined, based on historical results, that there are no uncollected net realizable billings. Final determination of amounts earned under the above referenced contracts is subject to review by the appropriate governmental authority, or their agent. In the opinion of management, adequate provision has been made in the accompanying financial statements for any adjustments that may result from such reviews.

     Use of Estimates
     ----------------

          Preparation of financial statements in accordance with Generally Accepted Accounting Principles requires the use of estimates. Management uses estimates to determine the value of receivables and the useful lives of property and equipment. There will be differences in the estimated and actual results, and these differences could be material.

                     See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - (Continued)
-----------------------------------------------------

     Cash Equivalents
     ----------------

          For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Depreciation
     ------------

          Fixed assets are recorded at cost and depreciated using straight line methods in accordance with Generally Accepted Accounting Principles. Depreciable lives within each classification are as follows:

          Equipment                                          5-7 years

          Machinery & Equipment
          ---------------------

              Cost         Accumulated Depreciation         Book Value
              ----         ------------------------         ----------


          $ 4,251,796              $ 254,300               $ 3,997,496
          ===========              =========               ===========

          Depreciation expense for the six months ended December 31, 1999 was $254,300.

NOTE 3 - RELATED PARTY TRANSACTIONS
-----------------------------------

          The Company leases office space from a related party corporation, Imaging Associates, Inc. The terms of the lease are no more or less favorable than would be provided an unrelated third party. The lease started in July, 1999 and requires monthly payments of $5,835 until July, 2004. The lease may be renegotiated at any time, but not more than once a year, with the consent of both parties.


          In July, 1999, the Company also entered into a lease agreement with Imaging Associates, Inc. (a related party), for the use of ultrasound/radiograph equipment. The cost of the capital lease is $403,178. This lease requires monthly payments of $8,175. The lease is reported as a capital lease in these financial statements. The principal amount of the capital lease was determined using a market rate of 8%, which is market value.

                       See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                         NOTES TO FINANCIAL STATEMENTS


NOTE 3 - RELATED PARTY TRANSACTIONS - Continued
-----------------------------------

          In July, 1999, the Company entered into a lease agreement with a related party corporation, Value Healthcare, Inc. for the use of Medrad CT Injector equipment. The cost of the capital lease is $715,117. This lease requires monthly payments of $14,500. The lease is reported as a capital lease in these financial statements. The principal amount of the capital lease was determined using a market rate of 8%, which is market value.

          The Company receives 100% of its technical fees from a related party corporation, F. Daniel Jackson, MD, PA. The Company's revenue is based on 78.08% of the realizable billings of F. Daniel Jackson, MD, PA.

          The Company is covered under an umbrella health insurance policy which includes affiliated corporations. The payment for the Company's portion was made by F. Daniel Jackson, MD, PA in the amount of $26,584. This amount is included in the current asset, Due from F. Daniel Jackson, MD, PA.

          The Company paid for medical supplies and maintenance agreements in which a portion of the expense was for affiliated corporations. Medical supplies of $38,811 were paid on behalf of F. Daniel Jackson, MD, PA and maintenance agreements of $18,006 were paid on behalf of Imaging Associates, Inc. These amounts are included in the current assets as Due from F. Daniel Jackson, MD, PA and Due from Imaging Associates.

NOTE 4 - OPERATING LEASE
------------------------

          In July, 1999, the Company entered into a lease with a related party corporation, Imaging Associates, Inc. to lease real property in which the Company operates. The terms of the lease require payments of $5,835 per month beginning July, 1999 and continuing for five years. The lease may be renegotiated at any time, but not more than once a year, with the consent of both parties.


                     See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 4 - OPERATING LEASE - Continued
------------------------

          Rents paid during the six months presented were $35,010. Rent payments for next five years are as follows:

          June 30, 2000                 $70,020
          June 30, 2001                 $70,020
          June 30, 2002                 $70,020
          June 30, 2003                 $70,020
          June 30, 2004                 $70,020

NOTE 5 - CONCENTRATION OF CREDIT RISK
-------------------------------------

          Although accounts receivable are not collateralized, 100% of them are from a related party. The Company is paid weekly for the previous week's collections.

          Cash deposits during the year were subject to credit risk as account balances were above the Federal Deposit Insurance Corporation's coverage of $100,000 for a portion of the year.



NOTE 6 - CONCENTRATION OF REVENUE
---------------------------------

          The company receives 100% of its operating revenue from a related party. This revenue is subject to fluctuation based on the level of service provided.

NOTE 7 - PENSION PLAN
---------------------

          The Company operates a defined contribution plan for employees. A contribution of 4% of an employees wages is made by the Company for all eligible employees. Eligible employees are those who have at least one year of service and are at least 21 years of age. Contributions for the six months ended December 31, 1999 were $13,653. Employees may additionally defer up to 15% of their wages through payroll withholdings. The plan is jointly sponsored by F. Daniel Jackson, MD, PA (a related party) and the Company. Any years of service with either company counts as service for the plan.


                     See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 8 - INCOME TAXES
---------------------

          The Company uses the accrual basis of accounting for computing its income taxes. The Company recognizes certain lease arrangements as capital leases for financial statement purposes, but treats them as operating leases for tax purposes. This represents a deductible temporary difference. The Company also uses the straight line method of depreciation for financial statement purposes, while it uses an accelerated method of depreciation for income tax purposes. A deferred tax asset arising from these taxable temporary differences is recorded as a current asset and is $36,968 at December 31, 1999.

          The provision for income taxes consists of the following components:


                                  Federal     State      Total
                                 -------------------------------
        Current expense, book    $  5,470   $  2,745   $   8,215
        Current expense, tax       35,029     10,154      45,183
                                 --------   --------   ---------
        Deferred (benefit)        (29,559)    (7,409)    (36,968)
                                 ========   ========   =========

NOTE 9 - STATEMENTS OF CASH FLOWS - NON-CASH TRANSACTIONS
---------------------------------------------------------

          During the six months ended December 31, 1999, the Company acquired equipment costing $4,033,692 through capital lease agreements.

NOTE 10 - SUBSEQUENT EVENT
--------------------------

          Subsequent to the balance sheet date, the Company filed with the Securities Exchange Commission its intent to offer 1,000,000 shares of its Class B non-voting common stock to the public.

                       See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 11 - STOCKHOLDERS' EQUITY
------------------------------

          At December 31, 1999 the stockholders' equity of the Company includes 100 issued and outstanding shares of Class A voting common stock with a stated value of $.02 each and 8,999,000 issued and outstanding shares of Class B non-voting common stock with a $.02 stated value. One thousand shares of Class A voting common stock and 9,999,000 shares of Class B non-voting common stock have been authorized.

          On July 1, 2000 100 shares of Class A and 8,999,000 shares of Class B common stock were issued.

          There are no preferences regarding dividend distributions and liquidations with respect to Class A voting and Class B non-voting shares. The per share price of the stock was set to equal book value as of the date of inception of the Company. The per share price does not reflect any consideration for goodwill or going concern value.

NOTE 12 - CAPITAL LEASES
------------------------

          The corporation has entered into five lease agreements, which based on the terms of the leases are required to be capitalized under Generally Accepted Accounting Principles. The lease terms of the leased equipment is greater than (>) seventy-five percent (75%) of the expected life of the assets. The equipment leases listed below are solely equipment; there is no real estate involved.

          Two of the leases are with related party corporations solely owned by the 100% shareholder of The Imaging Center, Inc. The total amount capitalized under the capital leases is $4,033,692 with related accumulated depreciation of $251,271 at December 31, 1999, included in the balance sheet.

                     See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 12 - CAPITAL LEASES - Continued
------------------------

        MRI Machine         5 year term.  Monthly lease payments are      $2,087,359
                            $32,974 for 12 months, then $43,829 for
                            months 13 through 60.  A buyout provision
                            is available after 57 months for $778,730.

        Mobile Van          5 year term. Monthly lease payments are          272,431
                            $5,396 which includes service for the first
                            year.  A service contract will be signed for
                            years 2 through 5, is estimated to cost
                            about $20,000 per year.

        Nuclear Medicine    5 year term.  Monthly lease payments are         555,607
        Machine             $9,439 for 12 months, then $13,939 for
                            months 13 through 60.  A buyout provision
                            is available after 57 months for $161,126.

        Ultrasound          5 year term, subject to renegotiation by         403,178
        Tomography          mutual consent at any time (but no more
        Fluoroscopy         than one each year).  Monthly lease
        and X-Ray           payments are $8,175.  Lessee is required to
        Equipment           maintain insurance equal to but not less
                            than fair market value.

        GE Synergy          5 year term.  Monthly lease payments are         715,117
        CT Machine          $14,500 per month.  Lessee is required to
        and Medrad          maintain insurance equal to but not less
        CT Injector         than fair market value.

        Total                                                             $4,033,692

        Assets pledged as security for leased equipment is the equipment itself.

                       See Independent Auditors' Report

                           THE IMAGING CENTER, INC.
                         NOTES TO FINANCIAL STATEMENTS

NOTE 12 - CAPITAL LEASES - (Continued)
------------------------

             Future minimum lease payments for each of the next five years are as follows:


             December 31, 2000       $   618,915
             December 31, 2001       $   795,712
             December 31, 2002       $   863,433
             December 31, 2003       $   937,370
             December 31, 2004       $   609,904
                                     -----------
                                     $ 3,825,334
                                     ===========




                       See Independent Auditors' Report

                                                                      APPENDIX C



                           THE IMAGING CENTER, INC.



                               FINANCIAL REPORT



                            SEPTEMBER 30, 2000

                           THE IMAGING CENTER, INC.
                                 Balance Sheet
                            September 30, 2000


        ASSETS

CURRENT ASSETS
  CASH IN BANK - REGULAR                               $   156,015
  PRU-BACHE MONEY MARKET                                   100,000
  ACCOUNTS RECEIVABLE                                      328,913
  DUE FROM IMAGING ASSOCIATES                               18,006
  PREPAID INSURANCE                                          4,725
                                                       -----------
TOTAL CURRENT ASSETS                                       607,659
                                                       -----------


PROPERTY, PLANT & EQUIPMENT
  EQUIPMENT                                              4,685,361
  LESS ACCUMULATED DEPRECIATION                           (686,469)
                                                       -----------
TOTAL PROPERTY, PLANT & EQUIP.                           3,998,892
                                                       -----------

OTHER ASSETS
                                                       -----------
TOTAL OTHER ASSETS                                               0
                                                       -----------

TOTAL ASSETS                                           $ 4,606,551
                                                       -----------

                   See Accountants' Compilation Report

                           THE IMAGING CENTER, INC.
                                 Balance Sheet
                            September 30, 2000


               LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
  CURRENT MATURITIES - LEASES                                       $   855,479
  ACCOUNTS PAYABLE                                                       32,560
  DUE TO/FROM FDJ, MD PA                                                 57,973
  SALARIES PAYABLE                                                       33,211
  WV WITHHOLDING PAYABLE                                                    736
  PA WITHHOLDING PAYABLE                                                    365
  MD WITHHOLDING PAYABLE                                                  2,839
  STATE UNEMPLOYMENT PAYABLE                                                776
  INSURANCE WITHHELD PAYABLE                                             14,636
  FEDERAL UNEMPLOYMENT PAYABLE                                              206
  DEFERRED TAXES                                                        173,657
                                                                    -----------
TOTAL CURRENT LIABILITIES                                             1,172,438
                                                                    -----------

LONG-TERM DEBT
  CAPITAL LEASES                                                      3,754,051
  LESS: CURRENT MATURITIES                                             (855,479)
                                                                    -----------
TOTAL LONG-TERM DEBT                                                  2,898,572
                                                                    -----------


TOTAL LIABILITIES                                                     4,071,010
                                                                    -----------

STOCKHOLDER'S EQUITY
  CAPITAL STOCK                                                         179,982
  RETAINED EARNINGS                                                      30,998
  YTD NET PROFIT OR (LOSS)                                              324,561
                                                                    -----------
TOTAL STOCKHOLDER'S EQUITY                                              535,541
                                                                    -----------

TOTAL LIAB. & STCKHLDR'S EQUITY                                     $ 4,606,551
                                                                    ===========

                   See Accountants' Compilation Report

                           THE IMAGING CENTER, INC.

                             Statement of Income

                     Nine Months Ended September 30, 2000


                                                 Nine Months       %
REVENUE
  TECHNICAL FEES - NET                            $2,735,232     100.0
                                                ------------
TOTAL REVENUE                                     $2,735,232     100.0
                                                ------------

OPERATING EXPENSES
  SALARIES                                           662,663      24.2
  PENSION EXPENSE - OFFICE                            19,879        .7
  DIRECTORS FEES                                       5,500        .2
  PAYROLL TAXES                                       58,403       2.1
  SUPPLIES - OFFICE                                   11,708        .4
  SUPPLIES - MEDICAL                                 269,163       9.8
  LEGAL & ACCOUNTING                                  15,436        .6
  GROUP & LIFE INSURANCE                              36,668       1.3
  POSTAGE                                                162        .0
  BILLING EXPENSE                                    273,101      10.0
  BANK CHARGES                                           297        .0
  WASTE REMOVAL                                          224        .0
  REPAIRS & MAINTENANCE                               14,903        .5
  DEPRECIATION EXPENSE                               432,169      15.8
  BUILDING LEASE                                      52,515       1.9
  EQUIP. REPAIRS & MAINTENANCE                        43,082       1.6
  EQUIPMENT RENTAL                                       300        .0
  OTHER TAXES & LICENSES                              39,695       1.5
  LICENSES & CERTIFICATION FEES                        2,075        .1
                                                ------------
TOTAL OPERATING EXPENSES                           1,937,943      70.9
                                                ------------

OPERATING INCOME                                     797,289      29.2

OTHER INCOME (EXPENSE)
  INTEREST INCOME                                      1,034        .0
  MISCELLANEOUS INCOME                                   747        .0
  INTEREST EXPENSE                                  (230,582)     (8.4)
                                                ------------

                      See Accountants' Compilation Report

NET INCOME OR (LOSS) BEFORE
  INCOME TAXES                           228,185      22.6       568,488  20.8

INCOME TAXES
  FEDERAL INC. TAX                       (92,155)     (9.1)     (203.518) (7.4)
  STATE INC TAX                          (16,263)     (1.6)      (40,409)  1,5)

NET INCOME OR (LOSS)                    $119,767      11.9      $324,561  11.9

                   See Accountants' Compilation Report

                           The Imaging Center, Inc.
                     Selected Notes to Financial Statements


Adjustments to Interim Financial Statements
-------------------------------------------

     The interim financial statements include all adjustments, which in the opinion of management are necessary in order to make the financial statements not misleading.


Discontinued Capital Lease
--------------------------

     The leased GE 600T mammography unit that was taken out of service in July 2000 had a zero basis. SFAS 121 states "if the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized". Because the carrying amount of the asset was zero, no gain or loss was recognized on the disposition.


New Capital Lease
-----------------

     With regard to the new lease entered into on June 23, 2000, the Company has recorded it as a capital lease in accordance with the requirements of SFAS 13 because the term of the lease is for more than 75% of the expected life of the asset. The total amount capitalized under this lease was $433,565 with related accumulated depreciation of $21,678 included on the balance sheet at September 30, 2000.


Prior Year Interim Financial Statements
---------------------------------------

     The Company was incorporated July 1, 1999 and, therefore, does not have comparable interim financial statements to present for the prior year.

                                                                      APPENDIX D


                           Articles of Incorporation


                           ARTICLES OF INCORPORATION
                           THE IMAGING CENTER, INC.
                           ------------------------


THIS IS TO CERTIFY THAT:


  FIRST: I, the undersigned, F. Daniel Jackson, M.D., 715 Williams Street, Post Office Box 1692, Cumberland, Maryland 21502, being at least eighteen (18) years of age, do hereby form a corporation under the general laws of the State of Maryland by the execution and filing of these Articles of Incorporation.

  SECOND:  The name of the Corporation is The Imaging Center, Inc.

  THIRD:  The purposes for which the Corporation is formed are as follows:

  (a) To purchase, lease or otherwise acquire, hold, develop, improve, mortgage, sell, exchange, let or in any manner encumber or dispose of property of every nature and description, including real, personal, mixed and/or intangible, wherever situated.

  (b) To generally engage in the business of operating a medical imaging center and medical office building, as well as to generally engage in any and all other activities incidental thereto or which may be necessary or convenient in connection therewith.

  (c) To apply for, obtain, purchase or otherwise acquire, any licenses, copyrights, patents, permissions and the like which might be used for any of the purposes of the Corporation, and to use, exercise and develop such licenses, and to sell and otherwise deal with such licenses.

  (d) To loan, or advance money with or without security, without limits as to amount; to borrow or raise money for any purposes of the Corporation and to issue bonds, debentures, notes, securities or other obligations of any nature and in any manner permitted by law, for money so borrowed in payment for property purchased, or for any other lawful consideration, and to secure the payment thereof and the interest thereon, by mortgage upon or pledge or conveyance or assignment in trust of, the whole or any part of the property of the Corporation real, personal, mixed and/or intangible, including contract rights, whether at the time owned or thereafter acquired; and to sell, pledge, or otherwise dispose of such bonds, notes, or other obligations of the Corporation for its corporate purposes.

  (e) To carry on any of the businesses herein enumerated for itself, or for account of others, or through others for its own account, and to carry on any other business which may be deemed by it to be calculated, directly or indirectly, to effectuate or facilitate the transaction of the objects or businesses stated herein, or any of them, or any part thereof, or to enhance the value of its property, business or rights.

  The foregoing enumeration of the purposes, objects and business of the Corporation is made in furtherance, and not in limitation, of the powers conferred upon the Corporation by law, and is not intended, by the mention of any particular purposes, object or business, in any manner to limit or restrict the generality of any other purpose, object or business mentioned, or to limit or restrict any of the powers of the Corporation.

  The Corporation is hereby authorized to engage in any other lawful activity for which corporations may be organized under the Corporations and Associations Article of the Annotated Code of Maryland, as amended from time to time, and under any successor and/or replacement to said Law.

  FOURTH: The address of the principal office of the Corporation in Maryland is 715 Williams Street, Post Office Box 1692, Cumberland, Maryland 21502. The name and address of the resident agent of the Corporation in Maryland is F. Daniel Jackson, M.D., 715 Williams Street, Post Office Box 1692, Cumberland, Maryland 21502. Said resident agent is an adult citizen of Maryland and presently resides therein.

  FIFTH: The total number of shares of capital stock that the Corporation has authority to issue is TEN MILLION (10,000,000) shares, all having a par value of $1.00 per share, which shall be divided into ONE THOUSAND (1,000) shares of Class A Voting Common Stock with a par value of $1.00 per share and NINE MILLION, NINE HUNDRED NINETY-NINE THOUSAND (9,999,000) shares of Class B Non-Voting Common Stock with a par value of $1.00 per share. The aggregate par value of all the shares of all classes is ten million dollars ($10,000,000).

    The following is a description of each class of stock of the Corporation including the voting powers of each class:

        (a) Each outstanding share of Class A Voting Common Stock shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of the stockholders. The holders of the shares of the Class A Voting Common Stock shall have the exclusive right to vote on any and all matters for which the stockholders of the Corporation shall have the right to vote.

        (b) THE HOLDERS OF THE SHARES OF THE CLASS B NON-VOTING COMMON STOCK SHALL NOT HAVE ANY RIGHT TO VOTE FOR OR ELECT THE DIRECTORS OF THE CORPORATION NOR SHALL THE HOLDERS OF THE SHARES OF THE CLASS B NON-VOTING COMMON STOCK HAVE THE RIGHT TO VOTE ON ANY OTHER MATTER SUBMITTED TO A VOTE AT ANY MEETING OF THE STOCKHOLDERS, UNLESS OTHERWISE REQUIRED BY THE MARYLAND GENERAL CORPORATION LAW, AND IN SUCH CASE, ONLY TO THE EXTENT SUCH REQUIREMENT IS UNMODIFIABLE OR UNWAIVERABLE BY THESE ARTICLES OF INCORPORATION. The holders of the shares of the Class B Non-Voting Common Stock shall be entitled to receive notice of the meetings of the stockholders but shall not be entitled to vote on any matters submitted at such meetings.

    All classes of stock of the Corporation are identical in all other respects.

    WITH RESPECT TO EVERY CLASS OF COMMON STOCK OF THE CORPORATION (CLASS A VOTING COMMON STOCK AND CLASS B NON-VOTING COMMON STOCK), THE STOCKHOLDERS OF THE CORPORATION SHALL HAVE NO PREEMPTIVE RIGHTS WITH RESPECT TO SALE BY THE
                           --
CORPORATION OF ANY ADDITIONAL SHARES OF COMMON STOCK WHETHER IN THE CLASS OF STOCK IN WHICH THE STOCKHOLDER OWNS STOCK, OR OTHERWISE, AND REGARDLESS OF THE PURPOSE FOR SALE OF SUCH COMMON STOCK.

  SIXTH: The total number of directors of the Corporation may be fixed and thereafter increased or decreased pursuant to the By-Laws of the Corporation, but shall never be less than the number of stockholders of the Corporation if there are less than three (3) stockholders, and the names of the director who shall act until the First Annual Meeting of the Stockholders, or until his successors are duly chosen (and qualified) by the holders of the Class A Voting Common Stock is F. Daniel Jackson.

  SEVENTH:  The duration of the Corporation shall be perpetual.

  EIGHTH: The following provisions are hereby adopted for the purposes of defining, limiting, and regulating the powers of the Corporation and of the directors and stockholders thereof:

  (a) The Board of Directors of the Corporation is hereby empowered to direct issuance from time to time of shares of its stock of any class, and convertible securities, whether now or hereafter authorized by the stockholders, for such consideration as may be deemed advisable by the Board of Directors and without any further authorization other than initial authorization in these Articles of Incorporation and without any further action by the stockholders.

  (b) The Board of Directors may classify or reclassify any unissued shares by fixing or altering in any one or more respects, from time to time before issuance of such shares, the preferences, rights, voting powers, restrictions and qualifications of, the dividends on, the times and prices of redemption, and the conversion rights, of such shares. The Board of Directors may further promulgate any rules, regulations and/or restrictions which the Board of Directors may deem appropriate or necessary from time to time with respect to the administration of any meeting of the Corporation, including, by way of example and not by way of limitation, the right to limit the periods of discussion on any matter by any stockholder.

  (c) Any director, individually, or any firm of which any director may be a member, or any partnership, corporation or association of which any director may be a partner, officer or director or in which any director may be interested as an owner or holder of any amount of its capital stock, partnership interests or otherwise, may be a party to, or may be pecuniarily or otherwise interested in, any contracts or transactions of the Corporation, and in the absence of fraud no contract or other transaction shall be thereby affected or invalidated; PROVIDED, HOWEVER, that in the event that a director or any firm of which a director is a member, or any partnership, corporation or association of which a director may be a partner, officer or director or have a pecuniary interest is so interested, such fact shall be disclosed to or shall have been known by the Board of Directors of the Corporation or a majority thereof, and any director of the Corporation who is also a partner, director or officer of or interested in such other partnership, corporation or association, or who, or the firm of which he is a member, is so interested, may be counted in determining the existence of a quorum at the meeting of the Board of Directors of the Corporation which shall authorize, ratify, or confirm any such contract or transaction, and may vote thereat to authorize, ratify, or confirm any such contract or transaction; AND FURTHER, PROVIDED, HOWEVER, in such event such contract or transaction must also be approved by a majority vote of the disinterested directors even if the disinterested directors shall constitute less than a quorum.

  (d) The Corporation reserves the right to amend its Articles of Incorporation so that such amendment may alter the contract rights, as expressly set forth in the Articles of Incorporation, of any outstanding stock, even though such rights are substantially adversely affected, and any objecting stockholder whose rights may or shall be thereby substantially adversely affected shall not be entitled to the same rights as an objecting stockholder in the case of a consolidation or merger; and, as long as all stockholders of a class are treated equally, then even though an amendment may substantially adversely affect them, no cause of action at law or equity shall accrue on account of such amendment.

  The enumeration and definition of a particular power of the Board of Directors, the stockholders and/or the Corporation included in the foregoing shall in no way be limited or restricted by reference to or inference from the terms of any other clause of this or any other article of the charter of the Corporation, or construed as or deemed by inference or otherwise in any manner to exclude or limit any powers otherwise conferred under the General Laws of the State of Maryland now or hereafter in force.

  NINTH: In each case where the Corporations and Associations Article of the Annotated Code of Maryland, as hereafter amended from time to time, requires an affirmative vote of the stockholders in excess of a simple majority of such stockholders before a particular action may be taken by the Corporation, such affirmative stockholder vote requirement shall be lowered to an affirmative vote of a majority of the stockholders of the Class A Voting Common Stock of the Corporation. This provision in the Articles is meant to reduce such stockholder voting requirement to a simple majority for each of the following corporate actions (but shall not be limited to): charter amendments, consolidation, merger, transfer of assets, partial liquidation, and dissolution.

    TENTH: To the fullest extent permitted by Maryland General Corporation Law, as applicable from time to time, no person who at any time was or is a director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages. No amendment of these Articles of Incorporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to the directors and officers under this Article with respect to any act or omission that occurred prior to such amendment or repeal.

    ELEVENTH: The Corporation shall indemnify, to the fullest extent permitted by Maryland General Corporation Law, as applicable from time to time, all persons who at any time were or are directors or officers of the Corporation for any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administration or investigative) related to any action alleged to have been taken or omitted in such capacity as a director or an officer. The Corporation shall pay or reimburse all reasonable expenses incurred by a present or former director or officer of the Corporation in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) in which the present or former director or officer is a party, in advance of the final disposition of the proceeding, to the fullest extent permitted by, and in accordance with the applicable requirements of, Maryland General Corporation Law, as applicable from time to time. The Corporation may indemnify any other persons permitted but not required to be indemnified by Maryland General Corporation Law, as applicable from time to time, if to the extent indemnification is authorized and determined to be appropriate in each case in accordance with the applicable law by the Board of Directors, the stockholders or special legal counsel appointed by the Board of Directors. The Corporation shall not be required to purchase or maintain insurance on behalf of any present or former directors or officers or other persons required or permitted to be indemnified. No amendment of these Articles of Incorporation or repeal of any of its provisions shall limit or eliminate any of the benefits provided to the directors or officers under this Article with respect to any act or omission that occurred prior to such amendment or repeal.

  IN WITNESS WHEREOF, I have signed these Articles of Incorporation and acknowledge the same to be my act on this 23/rd/ day of April, 1999.

WITNESS:


/s/ Richard G. McAlee            /s/ F. Daniel Jackson, M.D. (SEAL)
                                 F. Daniel Jackson, M.D.

================================================================================
                      [Outside Back Cover of Prospectus]

     No person is authorized to give any information or to make any representation not contained in this prospectus. You should not rely upon any information or representation not contained in the prospectus or assume that they have been authorized by the company. This prospectus is not an offer to sell or a solicitation of an offer to buy any security other than the shares, and is not an offer to sell or a solicitation of an offer to buy any of the shares in any jurisdiction where such offer or solicitation is unlawful. The information contained in this prospectus may change after its date.

                               Table of Contents

                         Appears on Inside Front Cover


     Dealer Prospectus Delivery Obligation Until ____________, 2001 (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.



                           The Imaging Center, Inc.
                              715 Williams Street
                        Cumberland, Maryland 21501-1705


                   Minimum of 200,000 Shares for a total of
                                 $400,000 and
                  Maximum of 1,000,000 Shares for a Total of
                                 $2,000,000 of


                          Class B Non-Voting Common
                                     Stock


                                --------------
                                  PROSPECTUS
                                --------------



                              __________ 1, 2001




================================================================================

Part II. Information Not Required in Prospectus.

Item 1. Indemnification of Directors and Officers.

There are no indemnification provisions for directors, officers and controlling persons of the Company specifically dealing with liability under the Securities Act.

The following general provisions are applicable to indemnification of directors, officers and controlling persons:

The Company's Articles of Incorporation and Bylaws authorize the Company to indemnify its directors and officers to the full extent permitted by Maryland law.

Sec. 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland provides the authority to indemnify directors, officers, employees and agents of the issuer. The statute permits corporations to indemnify an individual made a party to a proceeding against judgments, penalties, fines, settlements and reasonable expenses actually incurred (including attorneys' fees) by reason of service in that capacity unless it is established that: (a) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (b) the person received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

Further, Sec. 2-418(d) of the Corporations and Associations Article of the Annotated Code of Maryland provides for mandatory indemnification for a director who was successful, on the merits or otherwise, in the defense of any proceeding shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding. Sec. 2-418(j) of the Corporations and Associations Article of the Annotated Code of Maryland provides for certain mandatory and permissive indemnification for corporate officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to Maryland law and the Company's Articles of Incorporation and Bylaws, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 2. Other Expenses of Issuance and Distribution.*

          ------------------------------------------------------------------
          Securities and Exchange Commission Fees             $       556.00
          ------------------------------------------------------------------
          State Securities Filing Fees                              2,285.00
          ------------------------------------------------------------------
          Printing Fees                                            15,000.00
          ------------------------------------------------------------------
          Legal and Accounting Fees                               160,000.00
          ------------------------------------------------------------------
          Escrow Agent Fees                                           500.00
          ------------------------------------------------------------------
             Total                                            $   178,340.00
          ------------------------------------------------------------------

* All amounts are estimated other than the Securities and Exchange Commission filing fee.

Item 3. Undertakings.


Undertakings Required by Item 512(a) of Regulation S-B:

The Company will:

  (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

     (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Undertakings Required by Item 512(e) of Regulation S-B:

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


  In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 4. Unregistered Securities Issued or Sold Within One Year

At the time of its incorporation, the Company sold to its President and controlling shareholder, F. Daniel Jackson, M.D., 100 shares of its Class A Voting Common Stock and 8,999,000 shares of its Class B Non-Voting Common Stock at the price of $0.02 per share for an aggregate cost of $179,982.

The Company believes that such transaction qualified as a transaction by an issuer not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933 based upon the following facts. All of the shares of Common Stock were offered and sold only to F. Daniel Jackson, M.D. No shares of Common Stock were offered to the public and no solicitation, general or limited, was undertaken in connection with the sale to Dr. Jackson. Dr. Jackson incorporated the Company and is familiar with its business, operations and financial condition. He has been advised by counsel that his shares of Common Stock in the Company may not be resold except in compliance with applicable federal and state securities laws.

Item 5. Index to Exhibits

Exhibit 2.1*  Issuer's Articles of Incorporation
Exhibit 2.2*  Bylaws of Issuer
Exhibit 4*    Subscription Agreement
Exhibit 6.1* Commercial Lease Agreement, dated July 1, 1999, between Imaging Associates of Cumberland, Inc. and The Imaging Center, Inc.
Exhibit 6.2* Equipment Lease, dated July 1, 1999, between Imaging Associates of Cumberland, Inc. and The Imaging Center, Inc.
Exhibit 6.3* Equipment Lease, dated July 1, 1999, between Value Healthcare, Inc. and The Imaging Center, Inc.
Exhibit 6.4* Agreement for Technical Services, dated October 14, 1999, between The Imaging Center, Inc. and F. Daniel Jackson, MD., P.A.
Exhibit 9*    Escrow Agreement
Exhibit 10.1  Consent of Huber, Michaels & Company, Certified Public
              Accountants
Exhibit 11*   Opinion of Richard G. McAlee P.A.



* Previously Filed

Item 6. Description of Exhibits

See Item 5.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Cumberland, State of Maryland, on January 10, 2001.

The Imaging Center, Inc.

By: /s/ F. Daniel Jackson, M.D.
     F. Daniel Jackson, M.D., President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Officers                                             Directors
/s/ F. Daniel Jackson, M.D.                          /s/ F. Daniel Jackson, M.D.

F. Daniel Jackson, M.D., President                   F. Daniel Jackson, M.D.

Date: January 10, 2001                               Date: January 10, 2001

/s/ Larry James Taylor                               /s/ Frederick J. Hill

Larry James Taylor, Vice President (Chief            Frederick J. Hill
Operating Officer)                                   Date: January 10, 2001

Date: January 10, 2001

/s/ D. Jeanne Starkey                                /s/ James F. Scarpelli, Jr.

D. Jeanne Starkey, Treasurer and Chief               James F. Scarpelli, Jr
Financial Officer (Principal Accounting
Officer)                                             Date: January 10, 2001

Date: January 10, 2001